THE HAIN CELESTIAL GROUP


1994
1995
1996
THE HAIN FOOD GROUP, INC.
THE HAIN FOOD GROUP, INC.
1996 ANNUAL REPORT
997
THE HAIN FOOD GROUP
1998 ANNUAL REPORT
1997 ANNUAL REPORT
THE HAIN FOOD GROUP
1998
THE HAIN FOOD GROUP


1999
THE HAIN CELESTIAL GROUP
2000 ANNUAL REPORT
2000
BUILDING TOMORROW'S BRANDS
2001 ANNUAL REPORT
THE HAIN CELESTIAL GROUP
2001
THE HAIN CELESTIAL GROUP
THE RIGHT ROAD to NATURAL GROWTH
2002

10 Years of Changing the Way the World Eats

2003 Annual Report

THE HAIN CELESTIAL GROUP

CHANGING THE WAY THE WORLD EATS · 10 YEARS · 1993 · 2003

HISTORICAL TIMELINE

1993

Farm Foods · Kineret

- Irwin Simon forms 21st Century Foods with the Farm Foods brand
- We acquire Kineret Foods, a specialty kosher brand
- Our name becomes Kineret Acquisition Corp. and we sell 1 million shares and warrants in an initial public offering at $3.25 per unit
- We are listed on NASDAQ under the ticker symbol NOSH
- The FDA issues its Nutrition Labeling and Education Act (NLEA), regulations establishing general requirements for health claims in food labeling

1994

Hain Pure Foods · Hollywood

- We acquire the Hain Pure Food Co. and Hollywood cooking oils from PET Inc.
- We change our name to The Hain Food Group, Inc.
- Our ticker symbol is changed to HAIN
- Sales in our first full year are $14 million

1995

Estee · Featherweight

- We acquire the Estee sugar-free brand and the Featherweight low-sodium brand
- We establish our medically directed business
- Our sales reach $58 million

1996

harry's Premium Snacks · Weight Watchers

- We enter the snacks business with the acquisition of Harry's Premium Snacks
- We acquire a license to the Weight Watchers line of dry grocery products
- Our sales reach $69 million

1997

Westbrae Natural · WestSoy · Bearitos · Little Bear Snack Foods

- We acquire publicly held Westbrae Natural and enter the non-dairy business with the WestSoy brand, the leading soy milk in the aseptic, shelf-stable category
- We expand our grocery business with Westbrae Natural, the #1 brand of shelf-stable vegetables and beans
- We expand our snacks business with the Bearitos and Little Bear brands

1998

Terra Chips · Garden of Eatin' · Arrowhead Mills · DeBoles · Nile Spice

- We open the year with the acquisition of four leading brands:
  - Terra, the #1 specialty all-natural snack food brand with its Terra Original Exotic Vegetable Chips
  - Garden of Eatin', a leading maker of organic tortilla chips
  - Arrowhead Mills, the pioneer and leader in organic baking mixes and grains
  - DeBoles, a premium pasta company known for its organic and Jerusalem artichoke pastas
- Later in the year, we acquire Nile Spice, a leading meal cup and dry soup brand
- We issue 2.5 million additional shares of our stock to the public in a secondary offering
- Our sales reach $174 million

"Some visionary people—many of whom continue to be Hain stockholders, directors and executives today—supported the dream of building a company dedicated to Changing the Way the World Eats."

10 Relevant FDA Authorized Health Claims

1. Calcium reduces osteoporosis risk. (1993)
2. Sodium increases high blood pressure risk. (1993)
3. Dietary saturated fat and cholesterol increase coronary heart disease and cancer risk. (1993)
4. Fiber (fruits, vegetables, grains) reduces cancer risk. (1993)
5. Soluble fiber (fruits, vegetables, whole grains, psyllium seed husk) reduces coronary heart disease risk. (1993)
6. Folate reduces neural tube birth defect risk. (1996)
7. Dietary sugar increases dental cavity risk. (1996)
8. Soy protein reduces coronary heart disease risk. (1999)
9. Plant stanols and sterols lower cholesterol. (2000)
10. Low-sodium foods with potassium may reduce the risk of high blood pressure and stroke. (2000)

1999

Health Valley®

Breadshop NATURAL FOODS

Casbah®

- We acquire the Natural Nutrition Group, bringing us:
  - Health Valley, the #1 brand in natural soups and snack bars, and a strong player in the natural cereals and cookie categories
  - Breadshop, maker of natural, ready-to-eat granola cereals
  - Casbah, providing versatile and great-tasting vegetarian prepared mixes and side dishes
- The FDA authorizes the health claim that soy-based foods help to lower cholesterol (SOY PROTEIN™)
- Our sales reach $270 million

2000

EARTH'S BEST ORGANIC

CELESTIAL SEASONINGS

- We acquire ownership of the Earth's Best Baby Food brand, the #1 baby food in natural food stores, from the H.J. Heinz Co. Heinz makes a cash investment to become a 19.5% shareholder
- We acquire Celestial Seasonings, the market leader in specialty teas, which produces more than 70 unique teas brimming with flavor
- Our name becomes The Hain Celestial Group, Inc.
- We break the $300 million sales barrier

2001

YVES VEGGIE CUISINE

- We acquire Yves Veggie Cuisine, the leading fresh-meat-analog brand, establishing both our entry into fresh products and a Canadian platform for future growth
- In Europe, we acquire Fruit Chips BV, which we rename Terra BV, and its vacuum-frying technology for producing snack foods
- Our sales reach $345 million

2002

lima

Biomarché

- In Europe, we acquire Lima, a leading organic packaged goods brand with more than 300 products distributed
- Also in Europe, we acquire Biomarché, a provider of fresh organic fruits, vegetables and prepared salads, establishing a strong platform for future expansion in Europe
- Our sales reach $396 million

2003

Imagine FOODS

GRAINS NOIRS

WALNUT ACRES CERTIFIED ORGANIC

- In our second quarter, the National Organic Program becomes effective, setting standards in the United States for organic product labeling (we have more than 650 certified organic products)
- We acquire Imagine Foods, and its premium Rice Dream and Soy Dream brands, doubling our non-dairy business. Imagine also brings us outstanding frozen non-dairy desserts and a fast-growing line of organic, aseptic shelf-stable soups
- We acquire Grains Noirs in Europe and add food service to our European offerings with Grains Noirs' outstanding organic, fresh, prepared appetizers, salads, sandwiches and full-plate dishes
- We acquire Walnut Acres Certified Organic brand, one of America's original organic brands, taking us into the natural and organic juice category for the first time
- Our sales reach $466 million, with a run rate including our recent acquisitions of more than one-half billion dollars

"As we look to the future, we will continue to seek global expansion, extending our reach beyond our United States roots."

10 Years of Growth

For the past 10 years, The Hain Celestial Group has been committed to excellence in marketing brands that meet growing consumer demand for better foods and snacks. Consumers today seek products that are better for their health, better tasting, of better quality and better suited to their lifestyles. As one of the largest specialty food companies in the United States, The Hain Celestial Group continues to anticipate and satisfy that demand by fulfilling its mission to be on the cutting edge of new product development and by providing a variety of great-tasting foods for daily meal and snack occasions.

We now market almost 1,700 products under 28 different brand names. Our brands encompass natural, organic and specialty food categories sold in supermarkets, natural food stores, club stores, mass market retailers, drug stores, convenience stores and food-service channels.

Our goal is to build on the success of our brands to satisfy demand for more healthful foods here and around the globe. We are committed to:

Taste – Consumers demand great-tasting foods and snacks. Natural foods should provide the same level of satisfaction that other foods do—and taste even better. We are committed to educating consumers that our products deliver the great taste they expect every time.

Uniqueness – We continue to invest in our research and development efforts to bring exciting and timely new products to market. We use the latest developments in food and nutrition technology, ensuring that we will maintain our category leadership through innovation.

Value – We bring new consumers to the market by offering products that deliver value. Natural foods are often more expensive than artificial alternatives, so we consistently deliver value to encourage loyalty and repeat purchases.

Natural & Organic Products – In addition to natural products, consumer preference for organic products has grown dramatically as consumers learn why organic foods are different. We continue to bring new natural and organic products to market to meet growing consumer demand.

About The Company

The Hain Celestial Group, headquartered in Melville, New York, is a natural, specialty and snack food company. The Company is a leader in 13 of the top 15 natural food categories, with such well-known natural food brands as Celestial Seasonings® teas, Hain Pure Foods®, Westbrae Natural®, WestSoy®, Rice Dream®, Soy Dream®, Imagine®, Walnut Acres®, Arrowhead Mills®, Health Valley®, Breadshop®, Casbah®, Garden of Eatin'®, Terra Chips®, Yves Veggie Cuisine®, The Good Dog®, The Good Slice®, DeBoles®, Lima®, Biomarché®, Grains Noirs®, Earth's Best® and Nile Spice®. The Company's principal specialty product lines include Hollywood® cooking oils, Estee® sugar-free products, Kineret® kosher foods, Boston Better Snacks® and Alba Foods®. The Hain Celestial Group's website can be found at www.hain-celestial.com.

Product and brand names included in this annual report may be registered or trademarked to The Hain Celestial Group, Inc.

Financial Highlights

The following information has been summarized from our financial statements and should be read in conjunction with such financial statements and related notes thereto (in thousands, except per share amounts):

	Year Ended June 30				
	2003	**2002**	**2001**	**2000**	**1999**
OPERATING RESULTS:					
Net sales	$466,459	$395,954	$345,661	$332,436	$269,760
Income (loss) before extraordinary item and cumulative change in accounting principle	27,492	2,971	23,589	(11,403)	13,517
Extraordinary item				(1,940)	
Cumulative change in accounting principle				(3,754)	
Net income (loss)	**$ 27,492**	**$ 2,971**	**$ 23,589**	**$ (17,097)**	**$ 13,517**
BASIC EARNINGS PER COMMON SHARE:					
Income (loss) before extraordinary item and cumulative change in accounting principle	$ .81	$ .09	$ .71	$ (.41)	$ .56
Extraordinary item				(.07)	
Cumulative change in accounting principle				(.13)	
Net income (loss)	**$ .81**	**$ .09**	**$ .71**	**$ (.61)**	**$ .56**
DILUTED EARNINGS PER COMMON SHARE:					
Income (loss) before extraordinary item and cumulative change in accounting principle	$ .79	$ .09	$ .68	$ (.41)	$ .51
Extraordinary item				(.07)	
Cumulative change in accounting principle				(.13)	
Net income (loss)	**$ .79**	**$ .09**	**$ .68**	**$ (.61) (a)**	**$ .51**
FINANCIAL POSITION:					
Working Capital	$ 83,324	$ 70,942	$ 92,312	$ 89,750	$ 37,983
Total Assets	581,548	481,183	461,693	416,017	362,669
Long-term Debt	59,455	10,293	10,718	5,622	141,138
Stockholders' Equity	440,797	403,848	396,653	351,724	164,489

(a) As a result of the net loss for the year ended June 30, 2000, diluted earnings per share is the same as basic earnings per share as the effects of stock options and warrants are not included as the results would be antidilutive.

To Our Stockholders



Ten years ago, I believed that consumers would eat more healthfully if there were great-tasting natural and specialty alternatives to mainstream foods, beverages and snacks. Some visionary people—many of whom continue to be Hain stockholders, directors and executives today—supported the dream of building a company dedicated to Changing the Way the World Eats. My belief has been validated as we have grown into the world's largest natural and organic food company. We look forward to a bright future and continued growth.

While we have achieved our dream of leadership, there are still many exciting opportunities and frontiers within this dynamic industry. In my dreams, I could not have envisioned that the market for natural and organic foods and beverages in the United States alone would be expected to reach $28 billion by 2006. I know that we are the best-positioned company to address this market with our strong portfolio of well-known brands and products.

I also could not have envisioned that more than 60% of adults and 13% of children in the United States would be considered obese today. We are encouraging consumers to change the way they eat while adhering to our rigid natural and organic product standards. We have never had trans-fats or hydrogenated oils in our natural products, and now the world has finally recognized that these ingredients can cause heart disease—an illness afflicting 13 million Americans. We are meeting the skyrocketing demand for products that are lower in carbohydrates with our new Carb Fit™ brand name, co-branding it with our well-known national brands to assure consumers that these products adhere to our natural food standards.

Ten years ago, I simply envisioned that people would make better-for-you food choices to improve their health and live longer. And today we continue to address and seize this growing opportunity. Our strong financial fundamentals, coupled with product innovation and supply-chain efficiency, will enable us to build value for our stockholders as we expand into new worldwide markets.

Accomplishments this Year

Our performance during the 2003 fiscal year was gratifying. Sales grew 18% to a record $466 million, and gross margins grew to 30.7%—a 17% increase as a percentage of sales over the prior year's 26.3% margin. And our net income grew to a record $27.5 million, or $.79 per share, compared with $3 million, or $.09 per share, in the prior year.

Our core brands continued to grow as we met new competitive challenges head-on. Celestial Seasonings had an excellent year, with sales and distribution growing strongly. We were gratified by Celestial's performance as its results confirmed the investments we have made since our merger three years ago. While Celestial succeeded, we encountered stiff challenges at Terra, which experienced a disappointing year. Sales at Terra declined during the first half of the year, but have recently begun to regain lost ground. Terra is growing again and new flavors and products will make its coming year an exciting one.

We also completed three important acquisitions this year. First, the acquisition of Imagine Foods has strengthened our leadership of the aseptic non-dairy-beverage category, adding Rice Dream® and Soy Dream® to our non-dairy portfolio. Combined with our already leading WestSoy® brand, we are the market leader in aseptic non-dairy beverages. We are also building upon the global presence of Dream® products to increase our sales across new categories, including soy- and rice-based frozen dessert novelties and pints.

We also added new Imagine aseptic soups and broths to our product mix, broadening our core competencies in aseptic products. Our acquisition of Grains Noirs this year helps to strengthen our presence in Europe and moves us into the prepared foods market. We then further increased our dominance of the natural soup and broth categories, led by our Health Valley® brand, with the acquisition of Acirca Inc. and the Walnut Acres® family of organic products. Walnut Acres takes us into the organic juice and prepared fruit market for the first time.

With these acquisitions, we added almost $100 million of revenue to our business. Demand for natural and organic products is gaining global momentum and we will continue to prudently address new opportunities and acquisitions. We will continue to grow, both internally and through strategic acquisitions. As we look to the future, we will continue to seek global expansion, extending our reach beyond our U.S. roots further into Europe and Asia. Our strong balance sheet gives us great flexibility. We finished 2003 with working capital of $83 million, total assets of $582 million, shareholders' equity of $441 million, and a largely untapped $240 million credit facility with only $54 million outstanding. Including mortgages and capitalized leases, our total debt to-equity ratio is a very low 15%.

New Markets

During our first ten years, our business has focused primarily on the retail market. We have excellent distributor and retailer partners in both the natural foods and super-mass channels and could not have succeeded without their support. This year, we also vigorously addressed the North American market for out-of-home food consumption, which has eclipsed the retail market in size.

Through the efforts of our food service division, we embarked on a program with McDonalds in the United States and Canada. We now market a co-branded vegetarian alternative, the Yves® McVeggie™ burger, on a national basis in Canada and in certain U.S. markets, particularly Southern California. We also introduced our natural and organic snack brands, Terra Chips® and Garden of Eatin'®, to 7-Eleven Inc., representing the national convenience store distribution of those brands. Additional brands and products, including our Carb Fit™ products, will be marketed in 7-Eleven stores in 2004. These highlights indicate the receptivity to natural products in new channels of distribution, adding to our core base of business. We will continue to seek opportunities to grow our business in mass market, chain drug, club and other retail channels as well.

Our People

Over the past two years, we have made significant changes to our management team by adding new talent. Ira Lamel joined us as our Executive Vice President and Chief Financial Officer, Fran Daily as our Executive Vice President of Strategic Planning and Development, Philippe Woitrin as our CEO for Europe and Jay Lieberman as our Vice President of Finance. David Cowperthwait joined us in May as our Vice President of Operations and has embarked on an ambitious cost-reduction plan to improve our competitiveness over the next three years. This October, Dave Latella joined us as General Manager of Hain Celestial Canada. And we gave new responsibilities to many of our people who have been with us for some time. Steve List was promoted to General Manager at Celestial Seasonings, Andy Jacobson became General Manager of Non-Dairy, Maureen Putman became General Manager of Grocery, and Ellen Deutsch became our Chief Growth Officer. Our management team members have meshed well together and are taking us into the future and to the next level of performance as a company.

No tribute to our tenth year would be complete without thanking our employees and other executives around the world. These dedicated people execute our company vision every day from their varied positions. Our Board of Directors provides us with outstanding insights and, in today's environment of strong corporate governance, keeps us moving in the right direction. In addition, I thank my family for believing in me for more than just the last ten years, and without whom my success would not be possible.

I also thank our shareholders, those who have been with us for the entire ten years and those who are new to us. I hope they share the vision that we at Hain Celestial share, and that they are proud to be a part of Changing the Way the World Eats.

The Future

We will stay true to our strategy and continue to focus on the four building blocks of our success: Brands, Growth, People and Financial Performance. We will build upon this strategy over the next decade as we continue to innovate and explore new opportunities for profitable growth.

As we grow and increase our momentum toward achieving our revenue goal of $1 billion, I wish you a year of health and peace.

Irwin Simon
Chairman, President and Chief Executive Officer

Tea

Over the past 30 years, Celestial Seasonings has become one of the most successful tea companies in the world with products that capture both the taste trends and health needs of our consumers. Celestial continues as category leader of the growing specialty tea market in North America despite increasingly aggressive competition. The brand maintained its leadership in herb, green and wellness teas and in every major channel in which it competes. Celestial Seasonings continues to expand internationally and is now sold in more than 50 countries. Last year, brand growth was driven by new tea and beverage products, channel expansion and product revitalizations.

Bagged Teas

Celestial Seasoning's strong commitment to innovation continued in 2003 with the introduction of new flavors in the herb, green, black, wellness and iced tea lines. New teas launched over this past summer—**True Blueberry Herb Tea**, **Perfectly Pear White Tea**, **Madagascar Vanilla Red Tea** and **Peach Apricot Honeybush Tea**—reflect growing consumer awareness of the benefits of the antioxidants contained in tea and many herbs. The positive health effects of tea have been firmly established by an ever-growing body of scientific studies and through extensive media exposure. Celestial's new products continue to deliver these benefits combined with the great taste consumers have come to expect from the brand. Product revitalizations such as new **Raspberry Gardens Green Tea** have spurred tremendous green tea growth by making healthy beverages a pleasure to drink.


Celestial Seasonings
True Blueberry
Perfectly Pear
WHITE TEA
Madagascar Vanilla Red

We expanded our well-received Black Teas of the World with **Canadian Vanilla Maple Decaf** and **Victorian Earl Grey Decaf** in response to increased consumer demand for decaffeinated flavors of robust, antioxidant-rich black teas. Two new teas—**Metabo Partner** and **Good Nite Cleanse**—joined our Wellness Line to capitalize on the trend toward more proactive health management.

The holiday program with three winter teas continued its explosive growth, and 2003 saw the debut of a spring program featuring **Honeysuckle Peach Herb Tea** and **Rainbow of Berries Black Tea.**

Iced Teas


Celestial Seasonings
Lemon Ice
Peach Ice
Raspberry Ice
Cool Brew Iced Tea

In the United States, 80 percent of all tea is consumed iced. In 2003, Celestial capitalized on this with the national expansion of our **Cool Brew Iced Teas**, developed to brew in cool water in just minutes. This season, **Peach Ice** joined **Raspberry Ice** and **Lemon Ice** flavors.

An additional iced tea entry is the new aseptic iced tea line with five flavors in convenient, single-serve Tetra Prisma® packs.

New Beverages

Celestial Seasonings is expanding beyond bagged tea with the introduction of new **TeaHouse Lattes** and **Chais.** This new tea-based line includes six indulgent flavor blends ranging from **French Vanilla Velvet Latte** to **Cinnamon Spice Chai** and capitalizes on the growing trend toward specialty hot drinks.


Celestial Seasonings
Cider
Teahouse
Latte
Chai

Our **Natural Apple Ciders,** featuring three unique flavor blends, were successfully tested last year and are now being launched nationally.

In 2004, Celestial Seasonings will continue to strengthen our market leadership and build brand equity with innovative new products and compelling consumer support.

Snack Food

The Snacks Division offers a variety of high-quality, all-natural and organic snacks that compete in one of the fastest-growing, most dynamic categories in the natural food industry. In addition to our market-leading national brands—Terra Chips and Garden of Eatin'—our Bearitos, Boston Popcorn, Hain Pure Snax, Harry's, Little Bear and Walnut Acres products enjoy a loyal following.

With vegetable chips and potato chips, tortilla chips and pretzels, cheese puffs and popcorn, soy crackers and rice cakes, our ongoing commitment is to provide consumers with delicious, nutritious snack options. Our products are all natural and contain no genetically engineered ingredients or hydrogenated oils and no trans fatty acids.

Chips

A long-time favorite of both mainstream and natural foods consumers, healthy versions of chips are a key retail product for all markets.


GARDEN of EATIN'
GUACAMOLE
ALL NATURAL TORTILLA CHIPS
GARDEN of EATIN'
NACHO CHEESE
ALL NATURAL TORTILLA CHIPS

Garden of Eatin', THE authentic organic tortilla chip, retained its number-one seller title in the natural and specialty snacks categories in 2003 with an impressive 16 percent growth. Classic favorites such as **Red Hot Blues** and **Pico de Gallo** build consumer brand loyalty in all markets.

This year we expanded our repertoire of 16 varieties with two new flavors—organic **Guacamole** and **Nacho** flavored tortilla chips.

Terra Chips continues to expand its natural snacks leadership, focusing on innovative new products and powerful new advertising and promotions. In addition to expanding our distribution into many new areas, such as convenience stores, military bases and club stores, we have developed a whole new array of merchandising tools that make it easy for retailers to display Terra Chips.


TERRA
ZESTY TOMATO
TERRA
ORIGINAL
TERRA
MEDITERRANEAN

Terra's flagship, award-winning **Original Exotic Vegetable Chips** retained its position as the number-one selling item in grocery and natural food stores. This year we created a line of Terra Exotic Vegetable Chips with the introduction of two new flavors—**Zesty Tomato**, with Worcestershire sauce, celery and garlic; and **Mediterranean**, with oregano, olive oil and lemon. The addition of two new flavors to our core vegetable chip items has created a powerful new segment in the Terra brand. Combined with new, enhanced graphics and appetite appeal, Terra's core segment is showing 20 percent growth.

Expanded marketing venues for Terra are in process. We are increasing Terra Chips' availability with placement in 7-Eleven convenience stores. Our tremendous potential as a "class" brand in mass outlets is reflected in successful test marketing with a major drug store chain and a pending test with a major mass merchandiser.

Opportunities for Terra abound on the international front. We recently completed a successful test market with a major Japanese snack manufacturer and are negotiating a joint venture agreement to sell Terra Chips in Japan. Additionally, Terra Chips will be launched in Europe in FY04.

Other Snacks

The Snacks Division offers many other uniquely healthy and absolutely tasty snacks, each steadily gaining strong positions in natural foods markets nationwide. All are made with organic ingredients and contain no genetically engineered ingredients.

Bearitos snacks include popcorn and tortilla chips plus delectable chilies and sauce mixes.


SALSA
Black Bean & Corn
SALSA
Fiesta Cilantro
SALSA

Boston's pioneered kettle-popped popcorn and now markets crunchy cheese snacks.

Harry's offers premium pretzels and tortilla chips as well as potato chips.

Little Bear presents healthy snacks for kids of all ages.

Walnut Acres' organic salsas are natural complements to our many varieties and flavors of chips.

Grocery

Our Grocery Brands compete across 10 of the top natural product categories with such well-known natural and organic brands as Health Valley, Arrowhead Mills, Earth's Best, Hain Pure Foods and Imagine Foods. Our brands have leading shares and strong positions in their categories, and we are focusing on research, product improvement and new product innovation to take full advantage of their growth potential.


Cookie Cremes
CHOCOLATE SANDWICH COOKIES
NO TRANS FATTY ACIDS
Peanut Butter Bars & Grape
NO TRANS FATTY ACIDS
Peanut Butter Bars & Strawberry

Baked Goods

Baked goods have recently come under intense scrutiny for containing partially hydrogenated oils and trans fats, which are directly associated with heart disease and LDL cholesterol, the "bad" cholesterol. With an aggressive national promotion campaign of print, public relations and in-store merchandising, we'll continue to let consumers know these oils are never used in any of our products.

Hain Pure Foods is enjoying soaring sales with our long-time natural foods favorites, **Animal Cookies** and **Grahams**, as consumers turn to alternatives with no hydrogenated oils.

Health Valley is the number-one brand of snack bars and will continue to lead the category with innovations such as **Peanut Butter & Jelly Bars** and, soon to come, **Cookie Bars**. This year, we introduced **Cookie Cremes** as well as a line of premium cookies and will be launching **Carb Fit**, a brand of low-carbohydrate cookies.

Bake Mixes & Flours

Thanks to the enactment of the USDA National Organic Program and standardized USDA Organic Seal, organic products can now be easily identified on store shelves. As more consumers become aware of the organic seal, organic products will continue to see escalating growth.

Arrowhead Mills expects continued double-digit sales growth of its all-organic flours and cake mixes as more consumers learn the benefits of organic foods.


Arrowhead Mills
Pastry Flour
Arrowhead Mills
Perfect Harvest Flour
Arrowhead Mills
White Flour

Cereals

Hain Celestial cereal brands are well positioned to gain sales in natural markets and mainstream grocery stores.

Arrowhead Mills Organic Cereals, primarily sold in natural food stores, will this year expand distribution to grocery stores.

Breadshop will be co-branded this year as Health Valley's Breadshop Granola, capitalizing on Health Valley's strong consumer base and marketing support programs. We will expand the line to include a variety of medley granolas, a first in the booming granola category.


Slender
EMPOWER
HEART Wise

Health Valley, known for its wide variety of natural and organic flake cereals, will present a category breakthrough this year with the launch of three new functional cereals:

Heart Wise, certified by the American Heart Association as a vitamin- and protein-fortified, heart-healthy cereal.

Empower, a "complete" breakfast cereal fortified with high levels of vitamins and antioxidants and recognized as a good source of omega-3 fatty acids.

Slender, a weight-management cereal with the highest levels of vitamin- and mineral-fortification plus 10 grams of protein.

Westbrae Natural · Little Bear · Breadshop · Casbah · Nile Spice · Hollywood


Cereal Bars
Kidz
COOKIES
Kidz Organic Whole Grain Bars
APPLE BLUEBERRY
CHOCOLATE
WHOLE GRAIN RICE CEREAL
TEETHING BISCUITS

Infant Foods

Hain Celestial provides delicious, healthy foods and beverages for every stage of life.

Earth's Best, the first organic baby food on the market, is a key brand in our portfolio providing the springboard for a lifetime of healthy eating. For 20 years, Earth's Best has been the leading organic baby food in natural channels. Now, we are offering organic foods ideal for toddlers, including **Whole Grain Cereal Bars**, **Apple Sauce Cups** and **Crunchin' Block** snacks.

Pastas & Sauces

We present a winning combination of pastas and sauces containing healthy and flavorful ingredients.

DeBoles markets unique pastas especially known for featuring Jerusalem artichoke, whole wheat, rice and semolina flours. We also offer a variety of certified organic pastas. This year DeBoles will launch a full line of Carb Fit pastas with only 9 net carbs per serving.

Walnut Acres produces chef-inspired organic sauces and continues to support Share Our Strength, one of the nation's leading antihunger and antipoverty organizations, with a portion of proceeds from every sale.


DeBoles Angel Hair
DeBoles Linguine
DeBoles Spaghetti Style
PASTA
Roasted Garlic

Soups

The superior taste and quality of our soups lead the natural soup category with a 45 percent market share across grocery and natural channels. We will continue to capture new market share, build consumer awareness and loyalty, and attract new customers with proven marketing support, including in-store coupon machines and loyalty programs across brands.

Health Valley, number one in the ready-to-eat soup category, offers delicious low-fat and low-sodium soups. This year, we introduced the category's first all-natural meat soups.

Imagine Foods produces the best-selling organic soups, flash-cooked and aseptically packaged for garden-fresh flavor. This year we will leverage the popularity of Asian cuisine by introducing organic **Asian Broths** from time-honored recipes.

Walnut Acres, the latest addition to our portfolio, delivers a full line of canned organic soups including the only certified organic, ready-to-eat chunky mushroom soup on the market.


Imagine
ASIAN CHICKEN
ORGANIC BROTH
Imagine
SOY GINGER
ORGANIC BROTH
Imagine
CALIFORNIA MISO
ORGANIC BROTH
Minestrone
Portobello Mushroom

Vegetables & Beans


WESTBRAE NATURAL
JACKSON WONDER
Garbanzo Beans
BEARITOS
FAT FREE
TRADITIONAL
REFRIED BEANS

By providing high-quality staple foods, Hain Celestial ensures consumers have healthy choices for their basic needs.

Little Bear/Bearitos, Walnut Acres and **Westbrae Natural** brands command a 32 percent share of the beans and vegetables market, leading the category with great taste and exceptional ingredients.

Non-Dairy

WestSoy was joined by Imagine Foods in December 2002 and together are leaders in the non-dairy categories of aseptic beverages and frozen desserts. They are positioned in the marketplace with Imagine as a premium brand and WestSoy a value brand.

Imagine Foods' purchase leveraged new business resources to expand product innovation and category development, providing new production and distribution resources and greater capability for research.

An extensive market research study conducted in early 2003 showed the Dream name is well known to consumers and that Dream products are in an ideal position to gain market share in all categories. WestSoy participated in national in-store coupon and Catalina Marketing programs that supported distribution of all products.

Aseptic Non-Dairy Beverages

With the acquisition of Imagine, Hain Celestial now leads the market for aseptic soy and rice beverages. WestSoy and Soy Dream hold 54 percent grocery market share and 53 percent natural foods share of aseptic soy. Rice Dream holds an 86 percent and 85 percent market share, respectively, of aseptic rice. Special promotions helped WestSoy maintain its leading position and we expect further gains with new marketing programs focused on all aseptic lines.


WEST SOY
Soy Smoothie
WEST SOY
Plus
SOYMILK
VANILLA
SOY SLENDER
SOYMILK
SUGAR FREE
SOY SHAKE
WEST SOY
Plus
VigorAid

In the soy category, we will launch new packaging as well as nutritionally directed, need-specific products aimed at baby boomers.

Imagine Foods' Rice Dream is scheduled for new products delivering new flavors and more nutritional benefits.


RICE DREAM
ENRICHED
SOY DREAM
ENRICHED
CHOCOLATE
ORIGINAL

WestSoy remains the top-selling non-dairy aseptic soy brand and continues to gain market share. We placed a strong emphasis on new product development in 2003, and that effort will continue. Our line of **Soy Slender** sugar-free soy milks continues to be a huge hit. By fine tuning sweetener content, WestSoy both ensured organic compliance and dramatically improved the taste of more than half of its products. WestSoy recently launched soy shakes using grab-and-go convenience-sized containers. We are confident these will be a big hit with consumers.

Frozen Products


Rice Dream
Rice Dream
Soy Dream
Soy Dream
MOCHA FUDGE

Frozen non-dairy desserts present a major opportunity.

Imagine Foods is the leader of non-dairy frozen desserts in natural food stores, holding 40 percent market share. Sometime this year, we expect the brand to gain second place in the grocery channel. Our **Lil' Dreamers** are the best-selling SKU in the category.

Refrigerated Products


ORIGINAL
RICE DREAM
ENRICHED
ORIGINAL
SOY DREAM
SOYMILK
ORGANIC

Hain Celestial made significant 2003 gains in refrigerated.

Imagine Foods' Soy Dream refrigerated is the number-two brand in natural foods and has gained momentum in grocery. Refrigerated **Rice Dream** offers the greatest sales potential. This segment is underdeveloped and experiencing double-digit growth. Our research shows we can double sales by aggressively pursuing greater distribution in all channels and conducting a national promotional campaign.

Canada

Hain Celestial Canada is committed to becoming the first choice for Canadians' natural product needs. The marketplace continues to show increasing sales in all natural foods categories as Canadians seek healthy, natural alternatives to traditional products, and mainstream retailers respond by expanding natural food offerings and market space. This year, Hain Celestial Canada plans to introduce exciting and innovative new products to maintain our leadership position.

Currently, Hain Celestial Canada brands enjoy leading market shares in meat alternative, cereal, aseptic beverage, soup, snack, baby food and frozen food key categories. We are investing in print media advertising, in-store promotions and ongoing market research to take advantage of the growth potential in these categories. During 2004, we will focus on expanding the market for our core brands—Yves, Imagine, Earth's Best and Terra—to make them household names with mainstream as well as natural foods consumers.

Hain Celestial Canada packaging is bilingual and CIFA compliant.

Infant Foods

Hain Celestial Canada offers Canadian parents the leading U.S. organic baby food.

Earth's Best is the first organic baby food line available in Canada. This year, we anticipate expanding distribution from natural food markets to grocery and drug channels. To familiarize Canadian parents with the advantages of organic baby food and encourage healthy eating habits for babies and toddlers, we are planning informative nationwide initiatives.

Non-Dairy Beverages & Soups

The introduction of delicious, all-natural aseptic soups plus soy and rice beverages provides Hain Celestial the opportunity to achieve brand growth by entering new categories throughout Canada.

Imagine Foods' Rice Dream is number one in the aseptic rice category, a position we will leverage through media and in-store promotions to achieve additional distribution in both the drug and mass channels. We anticipate Imagine's multicultural Canadian soup share to be greatly enhanced with the introduction of **Asian Broths—Asian Chicken, California Miso** and **Soy Ginger**.

Snacks

The popularity of healthy alternatives to high-fat, high-sodium snack foods provides a strong opportunity for Hain Celestial Canada to initiate displays in both grocery and drug stores and to begin distributing in club and mass channels.

Little Bear is being reintroduced in Canada with two new bilingually packaged products—**Crunchitos** and **Cheddar Puffs**.

Terra Chips remains our flagship brand in Canada. We'll be introducing two new flavors of the award-winning Terra Exotic Vegetable Chips—**Mediterranean** and **Zesty Tomato**—in the second half of this year.


DELI
VEGGIE SALAMI SLICES
GROUND ROUND
VEGGIE ORIGINAL
good slice
CHEDDAR STYLE
VEGGIE DOGS

Vegetarian Foods

We will introduce exciting new products to meet the strict taste and nutrition criteria of both loyal consumers and health-conscious nonvegetarians.

Yves Veggie Cuisine is number one in the Canadian meat-alternative category, with more than 30 soy protein products that provide low-fat, low-sodium alternatives to traditional meat and cheese products. Always favorites of vegetarians, Yves veggie burgers, veggie dogs, veggie ground round and deli slices are now being positioned to appeal to all consumers. To increase awareness among mainstream shoppers, we will continue the magazine and newspaper advertising started in 2003.


BURGER
VEGGIE ORIGINAL
chick'n
NUGGETS

Europe

During the past few years we have begun to establish a well-defined international base as Hain Celestial Europe, currently comprised of the well-known brands Lima, Biomarché and the recently welcomed Grains Noirs. Their diverse lines of natural products and long-established distribution and business systems allow us to fulfill our expansion strategies in Europe in an organized manner.

European consumers are strongly opposed to genetically engineered ingredients (GEI) of farm crops and are keenly aware of the benefits of organic foods. Hain Celestial's domestic natural, organic and non-GEI product lines are sure to be favored by the European marketplace, assuring a huge potential for growth across our many brands.


lima
Oat drink
Rice
Rice drink
Cereal drink
Soya drink

Non-Dairy Beverages, Soups & Sauces

A pioneer in natural foods since 1957 and a market leader in three distinct food categories, Lima distributes more than 250 products through grocery and specialty store outlets. Our products epitomize real nutritional value based on vegetable origins, no added sugar and the uncompromising certification of Ecocert and Lima Expert international inspecting and testing laboratories.


lima
Soup
lima
Saveur maison
Soup

Lima offers 100 percent organic and delicious drinks with grain and nut bases—soy, rice, oat, almond and cereal.

Created to appeal to the discerning palate, our **Saveur Maison Soups** are ready-to-serve and in accord with Lima's nutritional specifications.

Exotic yet practical, Lima **Seasoned Soy Sauces** include Sweet, Ginger Thai and Worcestershire flavors.

Organic Fresh Fruits & Vegetables



Ever expanding our potential, this is a new area for our European Division.

Biomarché, the leading distributor of fresh organic fruits, vegetables, sandwich spreads and salad mixes in Belgium, joined The Hain Celestial Group last year. Since then, we created and introduced a line of delicious, ready-to-eat salads and vegetable-based meals for European restaurants.



Prepared Foods

This is another recent addition to Hain Celestial Europe.

Grains Noirs, the number-one catering company in Belgium, distributes ready-to-eat salads, appetizers and sandwiches to restaurants and grocers throughout the country. We also supply prepared meals for the high-speed trains to London, Paris and Amsterdam from Brussels.

The Top 10 Innovations To Look for in Fiscal Year 2004...


Celestial Seasonings
True Blueberry
Celestial Seasonings
Perfectly Pear
White Tea
Celestial Seasonings
Peach Ice
Cool Brew Iced Tea
Celestial Seasonings
Raspberry Ice
Cool Brew Iced Tea


Carb Fit
Spaghetti
DeBoles
Carb Fit
Twirls
Nacho Cheese
Only 6 Net Carbs
Carb Fit
Peanut Butter
Health Valley


Imagine
Soy Ginger
Organic Broth
Imagine
California Miso
Organic Broth
Imagine
Organic
Creamy Chicken Soup

1 New Carb Fit brand of low-carbohydrate, all-natural products, including bake mixes, bars, cereals, cookies, pastas and snacks.

2 New and innovative aseptic soups, such as Imagine Asian broths that will leverage the growth of Asian Cuisine or delicious, ready-to-eat varieties like Creamy Chicken or Tomato Basil.

3 Celestial Seasonings exciting new beverages—TeaHouse Lattes & Chais and Cool Brew Iced Teas—plus deliciously unique new teas and flavor blends.

4 More delicious baked goods and snacks with no hydrogenated oils or trans fatty acids from Hain, Health Valley, Terra and Garden of Eatin'.

5 Pioneering new products emphasizing positive nutrition, such as Slender and Heart Wise beverages and cereals from WestSoy and Health Valley.

6 Delicious Soy Dream and Rice Dream refrigerated non-dairy beverages in your grocers' refrigerated case.

7 More fun and exciting children's natural and organic foods, such as Earth's Best new line of toddler foods, Walnut Acres' Fruit Squeezies and The Good Lunch.

8 Yves Veggie products in popular restaurants along with new and improved great-tasting, meat-free products in your grocers' produce section.

9 Exciting new Terra Potato Chip products, including Kettle Blends with broader consumer appeal and that touch of Terra magic.

10 Continued expansion throughout Europe of our Better For You products, including non-dairy beverages and Terra Snacks plus Lima 100% organic muesli products that overflow with vitamins, minerals and dietary fiber.


Terra
Kettles
Terra
Zesty Tomato


Yves
Good Burger
Veggie Original


Rice Dream
Enriched
Chocolate
Soy Dream
Enriched
Original
Soy Slender
Soymilk


Health Valley
Mini
Chocolate Chip
No Trans Fatty Acids
Health Valley
Heart Wise

No Hydrogenated Oils!
No Trans Fatty Acids!


lima
lima
Rice & millet pops

ERNST & YOUNG LLP

REPORT OF INDEPENDENT AUDITORS

The Stockholders and Board of Directors
The Hain Celestial Group, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of The Hain Celestial Group, Inc. and Subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Hain Celestial Group, Inc. and Subsidiaries at June 30, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the consolidated financial statements, in fiscal year 2002 the Company changed its method of accounting for goodwill and other intangible assets.

Ernst & Young LLP

Melville, New York
August 28, 2003

REPORT OF MANAGEMENT

Responsibility For Financial Statements And Internal Controls

Management is responsible for the information presented in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Certain estimated amounts are included in the financial statements, and these amounts are based on currently available information and management's judgment of current conditions and circumstances. Management also prepared the other information in this annual report and is responsible for its accuracy and consistency with the financial statements.

Ernst & Young LLP has rendered an opinion on the consolidated balance sheets as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2003 based on audits conducted in accordance with auditing standards generally accepted in the United States.

The Company maintains a system of internal control which is designed to provide assurance at appropriate cost as to the reliability of the financial records and the protection of assets. The system is characterized by organizational arrangements that provide for delegation of authority and divisions of responsibility, the selection of competent financial managers, and by defined financial policies and procedures. In addition, the Board of Directors, through an audit committee composed of Directors who are not officers or employees of the Company, provides oversight to the adequacy of the system of internal control. The Company believes that its system of internal control provides reasonable assurance for the preparation of its annual financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

We made the following acquisitions during the three years ended June 30, 2003:

On June 17, 2003, we acquired Acirca, Inc., a New York based manufacturer, distributor and marketer of natural and organic juices, pasta sauces, soups and salsas under the Walnut Acres Certified Organic® brand.

On May 14, 2003, we acquired Grains Noirs, N.V., a Belgian producer and marketer of fresh prepared organic appetizers, salads, sandwiches and other full-plated dishes.

On December 2, 2002, we acquired the assets and business of Imagine Foods, Inc. ("Imagine") in the United States and the United Kingdom. Imagine is a non-dairy beverage business specializing in aseptic and refrigerated rice and soy milks, organic aseptic soups and broths, and organic non-dairy frozen desserts under the Rice Dream®, Soy Dream® and Imagine® brands.

On December 10, 2001, we acquired Lima N.V., the leading Belgian natural and organic food manufacturer and marketer.

On June 8, 2001, we acquired Yves Veggie Cuisine, Inc. and its subsidiaries ("Yves"). Yves is a manufacturer, distributor and marketer of premium soy protein meat alternative food products.

On January 18, 2001, we acquired Fruit Chips B.V., a Netherlands based company, who manufactures, distributes and markets low fat fruit, vegetable and potato chips.

All of the foregoing acquisitions ("the acquisitions" or "acquired businesses") have been accounted for as purchases. Consequently, the operations of the acquired businesses are included in our results of operations from their respective dates of acquisition.

RESULTS OF OPERATIONS

2002 Restructuring and Non-recurring Charges

During the fourth quarter of fiscal 2002, we recorded charges aggregating $21.3 million, before taxes, related to the expected sale of the manufacturing assets of our Health Valley facility in Irwindale, California ($11.3 million) and the discontinuance of our supplements business ($7.9 million) and Weight Watchers licenses ($2.1 million). Approximately $17.9 million of these charges were non-cash in nature.

During the second half of 2002, we decided to pursue and execute a plan to sell the Health Valley Irwindale plant. During the fourth quarter of 2002, we entered into an agreement to sell the manufacturing assets of the facility to a co-packer. Our decision to dispose of this facility was largely the result of our inability to reach practical capacity at the facility. Accordingly, we identified a co-packer who can produce our products and bring more production into the plant by offering other branded and private label companies the opportunity to have their products manufactured by the co-packer.

This agreement went into effect on October 1, 2002 and currently we purchase our products from this co-packer on a cost plus basis. This pricing structure was not expected to provide us with any immediate increase in margins, but allows us to share in the potential operating efficiencies of the plant through reduced product pricing in our cost plus arrangement when and if the co-packer brings more production into the plant.

As of June 30, 2002, with the expected sale of all plant assets and certain inventories to this co-packer, we recorded this restructuring and non-recurring charge. The charge included $7.6 million of charges associated with reduced values of inventories of raw ingredients and packaging, certain lease obligations and other items, none of which included employee severance costs. Of this $7.6 million of charges, our 2002 gross profit was reduced by $5.5 million charged to cost of sales as required by accounting rules. At June 2002, approximately $2.1 million of future costs were accrued, principally related to lease exit costs. In addition, we recorded $3.7 million of impairment charges to reduce the Health Valley plant's manufacturing assets to their net realizable values. Additional restructuring charges of approximately $.4 million were incurred during the year ended June 30, 2003 for severance liabilities and related employee costs and trade items that could not be accrued at June 30, 2002. In addition, at the time of lease termination in fiscal 2003, we were able to reduce our potential lease exit costs by $.9 million, which was recorded as a credit to restructuring and other non-recurring charges. Through June 30, 2003, approximately $1.1 million was charged against the Health Valley facility charge accrual in the aggregate.

In June 2002, we announced that we had discontinued our supplements business at Celestial Seasonings, and that we would not renew our license to sell certain Weight Watchers products. These product lines did not represent our core product category of natural and organic foods, and further, the supplements business had faced increasing competition over the last few years along with reduced consumer interest. Our operating results and financial position have been only minimally enhanced in fiscal 2003 without these non-core product lines. In addition, we can now better utilize our management resources away from these non-core product lines. In connection with these discontinuances, we recorded charges of $7.9 million related to supplements, principally for inventories, packaging and trade items. Of this $7.9 million charge, $6.2 million had the effect of reducing our 2002 gross profit. The charge for the non-renewal of the Weight Watchers license amounted to $2.1 million, principally for inventories, packaging and trade items, of which $.7 million reduced our 2002 gross profit. Approximately $4.3 million had been accrued at June 30, 2002 associated with these future costs. At June 30, 2003, it was determined that $2 million of the accruals for sales returns and other trade incentives would no longer be required and, therefore, such amount was reversed. Through June 30, 2003, approximately $1.8 million has been charged against these accruals in the aggregate.

Fiscal 2003 Compared to Fiscal 2002

Net sales in 2003 were $466 million, an increase of 17.8% over net sales of $396 million in 2002. The increase in sales came principally from the net sales of businesses acquired in 2003 as well as from the full year of our operation of businesses acquired in 2002. Net sales in 2003 were favorably impacted by the normal winter weather across the United States after the unusually warm winter of the prior year, which provided higher unit sales volumes for tea, soups and hot cereals while the net sales of our Terra Chips products experienced declines during the year caused principally by weaker Frites and Red Bliss sales. Our sales were favorably impacted by approximately 1.8% due to the weaker U.S. dollar.

Gross profit in 2003 increased to $143 million, or 30.7% of net sales, as compared to $104 million, or 26.3% of net sales, in 2002. The 2002 gross profit adjusted for the restructuring and non-recurring charges in that year was $116.4 million, or 29.4% of net sales. The improvement in gross profit as a percentage of sales in 2003 came from more efficient trade spending as a percentage of sales and improvements in our delivery and warehousing costs as a percentage of sales, offset by higher ingredient costs and the lower gross profits associated with businesses acquired in Europe.

Selling, general and administrative expenses increased by $9.4 million to $97.3 million, in 2003 from $87.9 million in 2002. The increase in spending in selling, general and administrative expenses came principally from $5.5 million of costs brought on by businesses acquired in 2003 as well as from the full year of our operation of businesses acquired in 2002, $.6 million of increased consumer marketing, and increases across all levels of general and administrative expenses to support our growing business. As a percentage of sales, selling, general and administrative expenses decreased in 2003 to 20.9% from 22.2% in 2002. This decrease was caused principally by the increase in sales at a faster rate than the increase in general and administrative costs as we leverage the infrastructure in place as we acquire additional new businesses and add them to existing infrastructures, particularly in the United States.

Operating income increased to $46.2 million in 2003 from $7.3 million in 2002. The 2002 amount was reduced by the restructuring and non-recurring charges of $21.3 million in that year. The increase in operating income came from the elimination of those 2002 charges, and from the higher level of sales and gross profits, offset by higher selling, general and administrative expenses, all discussed above.

Interest and other expenses, net, decreased to $2 million in 2003 from $2.5 million in 2002. This decrease is principally comprised of an increase in interest expense by approximately $.8 million in 2003, such increase coming from the increased borrowings during 2003 to fund the three acquisitions of businesses we made during the year, offset by the elimination of the $1.5 million charge we incurred in 2002 when we closed the Terra Chips former manufacturing facility in Brooklyn, NY.

Income before income taxes increased to $44.2 million in 2003 from $4.8 million in 2002. This increase is the result of the aforementioned increase in operating income and the overall reduction of interest and other expenses, net.

Income taxes increased to $16.7 million in 2003 from $1.8 million in 2002. Our effective tax rate was 37.8% in 2003 compared to 38.1% in 2002. The small reduction in our effective tax rate came principally from the departure of our Terra Chips manufacturing facility from New York City and the resulting elimination of the related local income taxes.

Net income for 2003 amounted to $27.5 million compared to $3 million in 2002. This $24.5 million increase in net income is primarily attributable to the aforementioned increase in income before income taxes offset by the increase in income tax expense.

Fiscal 2002 Compared to Fiscal 2001

Net sales in fiscal 2002 were $396 million, an increase of 14.5% over net sales of $345.7 million in 2001. Adjusted for sales derived from acquired businesses and a continuation of the redirection of management focus from certain non-core product lines (principally supplements and non-core food product categories), our net sales increased 4%. Our net sales were impacted during fiscal 2002 by the tragic events of September 11, 2001, the unusually warm winter which slowed sales of teas and other cold weather products, and product availability issues affecting our Terra Chips products caused first by capacity limitations at our original Brooklyn, New York plant and further by the delays in the start-up of production at our Moonachie, New Jersey plant. Our internal growth was derived principally from our Terra and Garden of Eatin' snack brands and from our refrigerated Westsoy brand.

Gross profit for 2002 decreased by $7 million to $104 million (26.3% of net sales) as compared to $111 million (32.1% of net sales) in 2001. Gross profits in 2002 adjusted for the restructuring and non-recurring charges discussed above were $116.4 million, or 29.4% of reported net sales. The decline in adjusted gross profit percentage of 2.7% was caused by: changes in the mix of sales driven principally by unusually warm winter weather ($6.0 million or 1.5%); higher than anticipated start-up production costs at our new Terra Chips manufacturing facility in Moonachie ($1.5 million or .4%); higher freight and warehousing costs associated with certain strategic initiatives to increase inventory levels in order to reduce stock outs with the objective of increasing customer satisfaction ($3.5 million or .9%); and lower gross profits associated with certain of our recent business acquisitions ($.8 million or .2%).

Selling, general and administrative expenses (excluding amortization expense) increased by approximately $22.7 million to $87.9 million (22.2% of net sales) in 2002 as compared to $65.2 (18.9% of net sales) in 2001. The increase is a result of: $10.7 million of costs brought on by the aforementioned acquisitions during the second half of fiscal 2001 and first half of fiscal 2002; $2 million of increased consumer marketing; $1.4 million of higher depreciation associated with continuing improvements to our information systems and the capital expenditures related to our headquarters office relocation; and increases across all levels of general and administrative costs to support the growing infrastructure required for our business. Amortization of goodwill and other intangible assets was $6.4 million for 2001 compared to approximately $.3 million for 2002. The results for 2002 include the effect of adopting Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which resulted in a $6.1 million reduction in overall expenses ($4.0 million net of tax) and a $.12 increase in basic and diluted earnings per share. The $6 million pre-tax reduction of amortization expense in 2002 represents the amount of amortization of goodwill and indefinite-life intangible assets that arose from acquisitions prior to July 1, 2001 and is no longer being amortized.

As discussed above, during 2002 we recorded $5 million of restructuring and other non-recurring charges, and a $3.9 million impairment of long-lived assets charge. There were no such charges in 2001. These charges are related to certain asset write-offs, trade costs and employee severance costs associated with the discontinuance of the Celestial Seasonings supplements business and Weight Watchers brand license and the expected Health Valley facility sale.

Merger related charges amounted to $1 million for 2001, resulting from certain employee costs associated with the Celestial Seasonings Merger in May 2000.

Operating income decreased to $7.3 million during 2002 compared to $38.4 million in 2001. The decrease of $31.1 million is due to the aforementioned restructuring and non-recurring charges of $21.3 million, decreased gross profits and higher selling, general and administrative expenses, all discussed above.

Interest expense (income) net, and other expenses amounted to expense of $2.5 million in 2002 compared with income of $2.3 million in 2001. The decrease of $4.8 million is primarily the result of the interest expense we incurred in 2002 while using our Credit Facility as compared to the interest we earned in 2001 on the investible cash we had during that year. Since June 2001, we have used that cash to fund the Yves and Lima acquisitions, and to fund the construction of our new Terra Chips manufacturing facility in Moonachie, New Jersey. In addition, in 2002 we incurred a full year of carrying costs for our Credit Facility, which we entered into on March 28, 2001. In 2002, we also incurred other costs and expenses totaling $1.5 million resulting from the closure of our Terra Chips Brooklyn, NY manufacturing facility in December 2001, and the return of the leased premises to the owner.

We disposed of machinery and equipment and leasehold improvements deemed unusable which totaled $1 million, and we were required to retrofit the leased Brooklyn facility to its original condition at a cost of approximately $.5 million.

Income before income taxes decreased $35.9 million to $4.8 million in 2002 as compared to $40.7 million in 2001. The decrease is a result of the aforementioned decrease in operating income and higher interest and other costs.

Income taxes decreased to $1.8 million for 2002 compared to $17.1 million in 2001. The effective tax rate was 38% in 2002 compared to 42% in 2001. The reason for our lower tax rate was the elimination of nondeductible goodwill amortization discussed above.

Net income for 2002 amounted to $3 million compared to $23.6 million in 2001. This $20.6 million decrease in earnings was primarily attributable to the aforementioned decrease in income before income taxes offset by the reduction in income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

We finance our operations and growth primarily with the cash flows we generate from our operations and from borrowings under our Credit Facility.

We have available to us a $240 million revolving Credit Facility (the "Credit Facility") which provides us with a $145 million revolving credit facility through March 29, 2005, and a $95 million renewable 364-day facility through March 25, 2004. The Credit Facility is unsecured, but is guaranteed by all of our direct and indirect domestic subsidiaries. We are required to comply with customary affirmative and negative covenants for facilities of this nature.

This access to capital provides us with flexible working capital needs in the normal course of business and the opportunity to grow our business through acquisitions or develop our existing infrastructure through capital investment.

Net cash provided by operations was $21.9 million and $22.6 million for 2003 and 2002, respectively. Our working capital and current ratio were $83.3 million and 2.3 to 1, respectively, at June 30, 2003 compared with $70.9 million and 2.3 to 1 respectively, at June 30, 2002. Our improvement in working capital was derived principally from the net income earned during the year ended June 30, 2003.

Net cash provided by financing activities was $49.2 million for 2003. During 2003, we borrowed cash to fund the three acquisitions made during the year. Net cash used in financing activities was $6.5 million for 2002. During 2002, we repaid certain debt obligations of acquired businesses totaling $3.7 million and we used $3.6 million of cash for a stock buyback program. During the year ended June 30, 2003, we acquired .3 million shares of our common stock in open market purchases at a cost of approximately $4.3 million.

Obligations for all debt instruments, capital and operating leases and other contractual obligations are as follows:

	Payments Due by Period			
	Total	Less than 1 year	1-3 years	There-after
Debt instruments	$64,630	$ 6,751	$55,826	$ 2,053
Capital lease obligations	3,632	2,056	1,576	—
Operating leases	20,037	3,332	8,399	8,306
Total contractual cash obligations	$88,299	$12,139	$65,801	$10,359

We believe that cash on hand of $11.0 million at June 30, 2003, as well as projected fiscal 2004 cash flows from operations, and availability under our Credit Facility are sufficient to fund our working capital needs, anticipated capital expenditures of approximately $12 million, and the $12.1 million of debt and lease obligations described in the table above, during the next fiscal year. We currently invest our cash on hand in highly liquid short-term investments yielding approximately 1.1% interest.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States. The accounting principles we use require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and amounts of income and expenses during the reporting periods presented. We believe in the quality and reasonableness of our critical accounting policies; however, it is likely that materially different amounts would be reported under different conditions or using assumptions different from those that we have consistently applied. We believe our critical accounting policies are as follows, including our methodology for estimates made and assumptions used:

Valuation of Accounts and Chargebacks Receivable

We perform ongoing credit evaluations on existing and new customers daily. We apply reserves for delinquent or uncollectible trade receivables based on a specific identification methodology and also apply a general reserve based on the experience we have with our trade receivables aging categories. Credit losses have been within our expectations over the last few years. While two of our customers represent approximately 25% of our trade receivable balance at June 30, 2003, we believe there is no credit exposure at this time.

Based on cash collection history and other statistical analysis, we estimate the amount of unauthorized deductions that our customers have taken to be repaid and collectible in the near future in the form of a chargeback receivable. While our estimate of this receivable balance could be different had we used different assumptions and judgments, historically our cash collections of this type of receivable have been within our expectations and no significant write-offs have occurred; however, during the fourth quarter of 2003, we reduced our chargebacks receivable by $1.5 million. Our chargebacks receivable balance at June 2003 was $6 million as compared to $5 million at June 2002.

There can be no assurance that we would have the same experience with our receivables during different economic conditions, or with changes in business conditions, such as consolidation within the food industry and/or a change the way we market and sell our products.

Inventory

Our inventory is valued at the lower of cost or market. Cost has been derived principally using standard costs utilizing the first-in, first-out method. We provide write-downs for finished goods expected to become non-saleable due to age and specifically identify and reserve for slow moving or obsolete raw ingredients and packaging.

Property, Plant and Equipment

Our property, plant and equipment is carried at cost and depreciated or amortized on a straight-line basis over the lesser of the estimated useful lives or lease life, whichever is shorter. We believe the asset lives assigned to our property, plant and equipment are within ranges/guidelines generally used in food manufacturing and distribution businesses. Our manufacturing plants and distribution centers, and their related assets, are periodically reviewed to determine if any impairment exists by analyzing underlying cash flow projections. At this time, we believe no impairment exists on the carrying value of such assets. Ordinary repairs and maintenance are expensed as incurred.

Intangibles

Goodwill is no longer amortized and the value of an identifiable intangible asset is amortized over its useful life unless the asset is determined to have an indefinite useful life. The carrying values of goodwill and other intangible assets with indefinite useful lives are tested annually for impairment.

Revenue Recognition and Sales Incentives

Sales are recognized upon the shipment of finished goods to customers and are reported net of sales incentives. Allowances for cash discounts and returns are recorded in the period in which the related sale is recognized. Shipping and handling costs are included as a component of cost of sales.

SUPPLEMENTARY QUARTERLY FINANCIAL DATA:

Unaudited quarterly financial data (in thousands, except per share amounts) for fiscal 2003 and 2002 is summarized as follows:

	Three Months Ended			
	Sept. 30, 2002	Dec. 31, 2002	March 31, 2003	June 30, 2003
Net sales	$96,420	$123,006	$129,224	$117,809
Gross profit	29,254	40,346	40,000	33,403
Restructuring and non-recurring charges		440		(875)
Operating income	7,703	13,356	13,804	11,296
Income before income taxes	7,533	13,150	12,620	10,861
Net income	$ 4,689	$ 8,186	$ 7,856	$ 6,761
Basic earnings per common share	$ .14	$ .24	$ .23	$ .20
Diluted earnings per common share	$ .14	$ .24	$ .23	$ .19

Gross profit for the three months ended June 30, 2003 was positively impacted by the following offsetting items: a reduction by $1.5 million of charge-backs receivable from customers, and a $2.0 million reduction of reserves established last year in connection with similar items included in the charges recorded for supplements and other items. These offsetting items increased gross profit by $0.5 million.

	Three Months Ended			
	Sept. 30, 2001	Dec. 31, 2001	March 31, 2002	June 30, 2002
Net sales	$89,735	$105,169	$105,614	$ 95,436
Gross profit	26,485	32,473	32,442	12,639
Restructuring and non-recurring charges				4,977
Impairment of property, plant and equipment				3,878
Operating income (loss)	9,135	9,960	8,531	(20,362)
Income (loss) before income taxes	8,778	8,396	8,231	(20,602)
Net income (loss)	$ 5,443	$ 5,205	$ 5,137	$(12,814)
Basic earnings per common share	$ .16	$ .15	$ .15	$ (.38)
Diluted earnings per common share	$ .16	$ .15	$ .15	$ (.38)

Gross profit for the three months ended June 30, 2002 was negatively impacted by approximately $12.4 million of charges to cost of sales resulting from the restructuring and non-recurring charges related to the expected sale of the Health Valley manufacturing facility, and the discontinuance of the supplements business and Weight Watchers license.

SEASONALITY

Our tea business consists primarily of manufacturing and marketing hot tea products and, as a result, its quarterly results of operations reflect seasonal trends resulting from increased demand for its hot tea products in the cooler months of the year. This is also true for our soups and hot cereals businesses, but to a lesser extent. Quarterly fluctuations in our sales volume and operating results are due to a number of factors relating to our business, including the timing of trade promotions, advertising and consumer promotions and other factors, such as seasonality, abnormal and inclement weather patterns and unanticipated increases in labor, commodity, energy, insurance or other operating costs. The impact on sales volume and operating results, due to the timing and extent of these factors, can significantly impact our business. For these reasons, you should not rely on our quarterly operating results as indications of future performance. In some future periods, our operating results may fall below the expectations of securities analysts and investors, which could harm our business.

INFLATION

Management does not believe that inflation had a significant impact on our results of operations for the periods presented.

Consolidated Balance Sheets
(In thousands, except per share and share amounts)

	June 30	
	2003	**2002**
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 10,984**	$ 7,538
Accounts receivable, less allowance for doubtful accounts of $1,748 and $1,002	**61,215**	49,018
Inventories	**66,444**	53,624
Recoverable income taxes, net	**223**	3,677
Deferred income taxes	**3,171**	7,223
Other current assets	**7,671**	5,804
Total current assets	**149,708**	126,884
Property, plant and equipment, net of accumulated depreciation and amortization of $31,555 and $22,767	**68,665**	69,774
Goodwill	**296,508**	239,644
Trademarks and other intangible assets, net of accumulated amortization of $7,377 and $6,966	**55,975**	38,880
Other assets	**10,692**	6,001
Total assets	**$581,548**	$481,183
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	**$ 55,091**	$ 46,166
Accrued restructuring and non-recurring charges	**619**	6,410
Income taxes payable	**1,867**	1,935
Current portion of long-term debt	**8,807**	1,431
Total current liabilities	**66,384**	55,942
Long-term debt, less current portion	**59,455**	10,293
Deferred income taxes	**14,912**	11,100
Total liabilities	**140,751**	77,335
Stockholders' equity:		
Preferred stock – $.01 par value, authorized 5,000,000 shares, no shares issued		
Common stock – $.01 par value, authorized 100,000,000 shares, issued 34,810,722 and 34,075,639 shares	**348**	341
Additional paid-in capital	**364,877**	354,822
Retained earnings	**79,089**	51,597
Foreign currency translation adjustment	**4,639**	963
	448,953	407,723
Less: 606,619 and 306,917 shares of treasury stock, at cost	**(8,156)**	(3,875)
Total stockholders' equity	**440,797**	403,848
Total liabilities and stockholders' equity	**$581,548**	$481,183

See notes to consolidated financial statements.

Consolidated Statements of Income
(In thousands, except per share amounts)

	Year Ended June 30		
	2003	**2002**	**2001**
Net Sales	**$466,459**	$395,954	$345,661
Cost of sales	**323,456**	291,915	234,643
Gross profit	**143,003**	104,039	111,018
Selling, general and administrative expenses	**97,279**	87,920	71,607
Merger costs			1,032
Restructuring and other non-recurring charges	**(435)**	4,977	
Impairment of long-lived assets		3,878	
Operating income	**46,159**	7,264	38,379
Interest expense (income), net and other expenses	**1,995**	2,461	(2,292)
Income before income taxes	**44,164**	4,803	40,671
Provision for income taxes	**16,672**	1,832	17,082
Net income	**$ 27,492**	$ 2,971	$ 23,589
Net income per share:			
Basic	**$ .81**	$ .09	$ .71
Diluted	**$ .79**	$ .09	$ .68
Weighted average common shares outstanding:			
Basic	**33,910**	33,760	33,014
Diluted	**34,722**	34,744	34,544

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(In thousands, except per share and share data)

Years Ended June 30, 2001, 2002 and 2003

	Common Stock		Additional		Treasury Stock		Foreign Currency		Compre-
	Shares	Amount at $.01	Paid-in Capital	Retained Earnings	Shares	Amount	Translation Adjustment	Total	hensive Income
Balance at June 30, 2000	32,147,261	$321	$326,641	$ 25,037	100,000	$ (275)		$351,724	
Exercise of common stock warrants, net of related expenses	166,419	2	657					659	
Exercise of stock options	1,265,465	13	12,857					12,870	
Issuance of common stock	191,979	2	5,714					5,716	
Non-cash compensation charge			46					46	
Tax benefit from stock options			3,027					3,027	
Net income for the period				23,589				23,589	
Comprehensive income:									
Net income									$ 23,589
Translation adjustments							$ (978)	(978)	(978)
Total comprehensive income									$ 22,611
Balance at June 30, 2001	33,771,124	338	348,942	48,626	100,000	(275)	(978)	396,653	
Exercise of stock options	94,341	1	992					993	
Purchase of treasury shares					206,917	(3,600)		(3,600)	
Issuance of common stock	210,174	2	4,507					4,509	
Non-cash compensation charge			47					47	
Tax benefit from stock options			334					334	
Net income for the period				2,971				2,971	
Comprehensive income:									
Net income									$ 2,971
Translation adjustments							1,941	1,941	1,941
Total comprehensive income									$ 4,912
Balance at June 30, 2002	**34,075,639**	**341**	**354,822**	**51,597**	**306,917**	**(3,875)**	**963**	**403,848**	
Exercise of stock options	**67,521**	**1**	**623**					**624**	
Purchase of treasury shares					**299,702**	**(4,281)**		**(4,281)**	
Issuance of common stock	**667,562**	**6**	**9,206**					**9,212**	
Non-cash compensation charge			**46**					**46**	
Tax benefit from stock options			**180**					**180**	
Net income for the period				**27,492**				**27,492**	
Comprehensive income:									
Net income									**$ 27,492**
Translation adjustments							**3,676**	**3,676**	**3,676**
Total comprehensive income									**$ 31,168**
Balance at June 30, 2003	**34,810,722**	**$348**	**$364,877**	**$ 79,089**	**606,619**	**$(8,156)**	**$4,639**	**$440,797**	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended June 30		
	2003	**2002**	**2001**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 27,492**	$ 2,971	$ 23,589
Adjustments to reconcile net income to net cash provided by operating activities:			
Non-cash restructuring and non-recurring charges, including related inventory charges		10,929	
Non-cash impairment of long-lived assets		3,878	
Depreciation and amortization of property and equipment	**7,610**	7,687	6,287
Amortization of goodwill and other intangible assets	**385**	249	6,441
Amortization of deferred financing costs	**624**	423	107
Provision for doubtful accounts	**103**	551	393
Deferred income taxes	**7,864**	(237)	7,301
Other	**46**	47	46
Increase (decrease) in cash attributable to changes in operating assets and liabilities, net of amounts applicable to acquired businesses:			
Accounts receivable	**(4,973)**	1,824	(6,514)
Inventories	**(2,742)**	(9,179)	848
Other current assets	**(1,167)**	(4,274)	604
Other assets	**(1,745)**	1,836	(746)
Accounts payable and accrued expenses	**(9,320)**	(7,494)	(19,119)
Accrued restructuring and non-recurring charges	**(5,805)**	6,410	
Recoverable income taxes	**3,389**	6,637	577
Tax benefit of nonqualified stock options	**180**	334	3,027
Net cash provided by operating activities	**21,941**	22,592	22,841
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions of businesses, net of cash acquired	**(57,528)**	(13,568)	(37,184)
Purchases of property and equipment	**(9,157)**	(21,341)	(13,474)
Net cash used in investing activities	**(66,685)**	(34,909)	(50,658)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds (repayments) from bank revolving credit facility, net	**49,450**		4,400
Payments on economic development revenue bonds	**(500)**	(459)	(366)
Costs in connection with bank financing	**(220)**	(249)	(1,369)
Purchase of treasury stock	**(4,281)**	(3,600)	
Proceeds from exercise of options and stock purchase plan, net of related expenses	**624**	1,071	13,685
Proceeds (repayments) of other long-term debt, net	**4,100**	(3,275)	(217)
Net cash provided by (used in) financing activities	**49,173**	(6,512)	16,133
Effect of exchange rate changes on cash	**(983)**	(276)	19
Net increase (decrease) in cash and cash equivalents	**3,446**	(19,105)	(11,665)
Cash and cash equivalents at beginning of year	**7,538**	26,643	38,308
Cash and cash equivalents at end of year	**$ 10,984**	$ 7,538	$ 26,643

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. BUSINESS

The Hain Celestial Group (herein referred to as "the Company," "we," "us" and "our") is a natural, organic, specialty and snack food company. We are a leader in many of the top natural food categories, with such well-known natural food brands as Celestial Seasonings® teas, Hain Pure Foods®, Westbrae®, Westsoy®, Rice Dream®, Soy Dream®, Imagine®, Walnut Acres Certified Organic®, Little Bear Organic Foods®, Bearitos®, Arrowhead Mills®, Health Valley®, Breadshop®, Casbah®, Garden of Eatin'®, Terra Chips®, Harry's Premium Snacks®, Boston's®, Lima®, Biomarché®, Grains Noirs®, DeBoles®, Earth's Best®, and Nile Spice®. Our principal specialty product lines include Hollywood® cooking oils, Estee® sugar-free products, Kineret® kosher foods, Boston Better Snacks®, and Alba Foods®.

We operate in one business segment: the sale of natural, organic and other food and beverage products. During the three years ended 2003, approximately 42%, 54% and 51% of our revenues were derived from products that are manufactured within our own facilities with 58%, 46% and 49% produced by various co-packers. In fiscal 2003, 2002 and 2001, there were no co-packers who manufactured 10% or more of our co-packed products.

2. BASIS OF PRESENTATION

Our consolidated financial statements include the accounts of The Hain Celestial Group, Inc. and all wholly-owned subsidiaries. In the Notes to Consolidated Financial Statements, all dollar amounts, except per share data, are in thousands unless otherwise indicated.

3. SUMMARY OF SIGNIFICANT AND CRITICAL ACCOUNTING POLICIES

Consolidation Policy

Our accompanying consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. Material intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States. The accounting principles we use require us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and amounts of income and expenses during the reporting periods presented. We believe in the quality and reasonableness of our critical accounting policies; however, it is likely that materially different amounts would be reported under different conditions or using assumptions different from those that we have consistently applied.

Valuation of Accounts and Chargebacks Receivable and Concentration of Credit Risk

We perform ongoing credit evaluations on existing and new customers daily. We apply reserves for delinquent or uncollectible trade receivables based on a specific identification methodology and also apply an additional reserve based on the experience we have with our trade receivables aging categories. Credit losses have been within our expectations in recent years. While two of our customers represent 25%, 27% and 29% of our trade receivables balance as of June 30, 2003, 2002 and 2001, respectively, we believe there is no credit exposure at this time.

Based on cash collection history and other statistical analysis, we estimate the amount of unauthorized deductions our customers have taken that we expect to be repaid and collectible in the near future in the form of a chargeback receivable. While our estimate of this receivable balance ($6 million at June 30, 2003 and $5 million at June 30, 2002) could be different had we used different assumptions and judgments, historically our cash collections of this type of receivable has been within our expectations and no significant write-offs have occurred; however, during the fourth quarter of 2003, we reduced our chargebacks receivable by $1.5 million.

During the year ended June 30, 2003, sales to two customers and their affiliates approximated 18% and 15%. These two customers accounted for approximately 17% and 15% in 2002 and approximately 18% each of sales in 2001.

Inventory

Our inventory is valued at the lower of cost or market. Cost has been determined principally using standard costs utilized under the first-in, first-out method. We provide write-downs for finished goods expected to become non-saleable due to age and specifically identify and provide for slow moving or obsolete raw ingredients and packaging.

Property, Plant and Equipment

Our property, plant and equipment is carried at cost and depreciated or amortized on a straight-line basis over the estimated useful lives or lease life, whichever is shorter. We believe the asset lives assigned to our property, plant and equipment are within ranges generally used in food manufacturing and distribution businesses. Our manufacturing plants and distribution centers, and their related assets, are periodically reviewed to determine if any impairment exists by analyzing underlying cash flow projections. At this time, we believe no impairment exists on the carrying value of such assets. Ordinary repairs and maintenance are expensed as incurred. We utilize the following ranges of asset lives:

Buildings and improvements	10-31 years
Machinery and equipment	5-10 years
Furniture and fixtures	3-7 years
Leasehold improvements	3-10 years

Intangibles

Goodwill is no longer amortized and the value of an identifiable intangible asset is amortized over its useful life unless the asset is determined to have an indefinite useful life. The carrying values of goodwill and other intangible assets with indefinite useful lives are tested annually for impairment.

Revenue Recognition and Sales Incentives

Sales are recognized upon the shipment of finished goods to customers and are reported net of sales incentives. Allowances for cash discounts and returns are recorded in the period in which the related sale is recognized.

In May 2000, the Emerging Issues Task Force ("EITF") reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives." Under the consensus, certain sales incentives must be recognized as a reduction of sales rather than as an expense (we included such sales incentives within selling, general and administrative expenses). In April 2001, the EITF reached a consensus on Issue 00-25, "Vendor Statement Characterization of Consideration from a Vendor to a Retailer," which expanded upon the types of consideration paid by vendors to retailers which are to be considered sales incentives and, accordingly, should be classified as a reduction of sales rather than as a component of selling, general and administrative expenses. In November 2001, the EITF reached a consensus on Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of A Vendor's Product," which provides interpretative guidance to Issues 00-14 and 00-25. Our statements of income reflect the adoption of these EITF consensuses by the classification of certain vendor promotional allowances and other sales incentives as reductions of sales rather than as selling expenses as had been the predominant industry and company practice in the past. The sales amounts for 2003 and 2002 are in conformity with those EITF consensuses, which were adopted by us effective January 1, 2002. To provide comparability, upon adoption of these consensuses, the sales amount for 2001 was restated by reclassifying promotional allowances and other sales incentives of $67.2 million. The adoption of these EITF consensuses had no impact on income or cash flows.

Foreign Currency Translation

Financial statements of foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average rates during each reporting period. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated and credited or charged directly to a separate component of stockholders' equity and other comprehensive income.

Advertising Costs

Media advertising costs, which are included in selling, general and administrative expenses, amounted to $5.6, $4.8 and $1.6 million for fiscal 2003, 2002 and 2001, respectively. Such costs are expensed as incurred.

Income Taxes

We follow the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities at enacted rates in effect in the years in which the differences are expected to reverse.

Shipping and Handling Costs

We include the costs associated with shipping and handling of our inventory as a component of cost of sales.

Fair Values of Financial Instruments

At June 30, 2003 and 2002, we had $0.2 and $3.6 million invested in corporate money market securities, including commercial paper, repurchase agreements, variable rate instruments and bank instruments. These securities are classified as cash equivalents as their maturities when purchased are less than three months. At June 30, 2003 and 2002, the carrying values of these money market securities approximate their fair values.

We believe that the interest rates charged on our debt instruments approximate current borrowing rates and, accordingly, the carrying amounts of such debt at June 30, 2003 and 2002 approximate fair value.

Accounting For Stock Issued to Employees

We have elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations, in accounting for stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, when the exercise price of our employee stock options at least equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding earnings and earnings per share is required by SFAS No. 123, and has been determined as if we have accounted for our stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rates ranging from 4% to 6.77%; no dividend yield; volatility factors of the expected market price of our common stock of approximately 55% for fiscal 2003 and 93% for fiscal 2002 and 2001; and a weighted-average expected life of the options of five years in each year.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. Our pro forma information is as follows:

	2003	2002	2001
Net income, as reported	$ 27,492	$ 2,971	$ 23,589
Non-cash compensation charge net of related tax effects	30	30	30
Stock-based employee compensation expense determined under fair value method, net of related tax effects	(11,365)	(15,165)	(15,074)
Pro forma net income (loss)	$ 16,157	$ (12,164)	$ 8,545
Basic net income per common share:			
As reported	$ .81	$ .09	$ .71
Pro forma	$ .48	$ (.36)	$ .26
Diluted net income per common share:			
As reported	$ .79	$ .09	$ .68
Pro forma	$ .47	$ (.36)	$ .25

Accounting for the Impairment of Long-Lived Assets

During 2002, we accounted for the impairment of long-lived assets, other than goodwill and other indefinite life intangibles, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"). SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the recorded value of the asset may not be recoverable. We perform such a review at each balance sheet date whenever events and circumstances have occurred that indicate possible impairment. We consider continued operating losses and significant and long-term changes in prevailing market conditions to be the primary indicators of potential impairment. In accordance with SFAS No. 121, we use an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life to measure whether the assets are recoverable. During fiscal 2002, as part of the expected Health Valley Irwindale manufacturing facility sale (see Note 5),we recorded a $3.7 million impairment charge to reduce the Health Valley plant's manufacturing assets to their net realizable value.

Effective July 1, 2002, we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 supersedes SFAS No. 121; however, it retains fundamental provisions related to the recognition and measurement of the impairment of long-lived assets to be "held and used." In addition, SFAS No. 144 provides more guidance on estimating cash flows when performing a recoverability test, requires that a long-lived assets group to be disposed of other than by sale (e.g., abandoned) be classified as "held and used" until disposed of, and establishes more restrictive criteria regarding classification of an asset group as "held for sale."

SFAS No. 144 also supersedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations" ("APB 30"), for the disposal of a segment of a business, and extends the reporting of a discontinued operation to a "component of an entity." Further, SFAS No. 144 requires operating losses from a "component of an entity" to be recognized in the period in which they occur rather than as of the measurement date as previously required by APB 30.

There have been no disposal activities since adoption of SFAS No. 144 and, therefore, the adoption of that statement had no effect on our financial statements.

Deferred Financing Costs

Eligible costs associated with obtaining debt financing are capitalized and amortized over the related term of the applicable debt instruments, which approximates the effective interest method.

Earnings Per Share

We report basic and diluted earnings per share in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"). Basic earnings per share excludes the dilutive effects of options and warrants. Diluted earnings per share includes only the dilutive effects of common stock equivalents such as stock options and warrants.

The following table sets forth the computation of basic and diluted earnings per share pursuant to SFAS No. 128.

	2003	2002	2001
Numerator:			
Net income	$ 27,492	$ 2,971	$ 23,589
Denominator (in thousands):			
Denominator for basic earnings per share – weighted average shares outstanding during the period	33,910	33,760	33,014
Effect of dilutive securities			
Stock options	653	802	1,304
Warrants	159	182	226
	812	984	1,530
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	34,722	34,744	34,544
Basic net income per share	$ .81	$ .09	$ .71
Diluted net income per share	$ .79	$ .09	$ .68

Reclassifications

We have made certain reclassifications to the prior years' consolidated financial statements and notes thereto to conform to the current year presentation.

4. GOODWILL AND OTHER INTANGIBLE ASSETS

Our results for the year ended June 30, 2002, include the effect of adopting SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," which resulted in a $6.1 million reduction ($4.0 million, net of tax) in amortization expense and $.12 increases in both basic and diluted earnings per share. SFAS No. 141 provides that all business combinations initiated after June 30, 2001 shall be accounted for using the purchase method. In addition, it provides that the cost of an acquired entity must be allocated to the assets acquired, including identifiable intangible assets and liabilities assumed, based on their estimated fair values at the date of acquisition. The excess of cost over the fair value of the net assets acquired must be recognized as goodwill. SFAS No. 142 provides that goodwill is no longer amortized and the value of an identifiable intangible asset must be amortized over its useful life unless the asset is determined to have an indefinite useful life.

The following table reflects consolidated results of operations (net of tax effect) adjusted as though the adoption of SFAS No. 141 and 142 occurred as of the beginning of the year ended June 30, 2001.

	2001
Net income as reported	$ 23,589
Goodwill and indefinite-life intangibles amortization, net of tax	4,000
Net income as adjusted	$ 27,589
Basic earnings per common share:	
As reported	$ 0.71
As adjusted	$ 0.84
Diluted earnings per common share:	
As reported	$ 0.68
As adjusted	$ 0.80

At June 30, 2003, included in trademarks and other intangible assets on the balance sheet, is approximately $3.0 million of intangible assets deemed to have a finite life which are being amortized over their estimated useful lives. Goodwill must be tested for impairment at the beginning of the fiscal year in which SFAS No. 142 is adopted and at least annually thereafter. We perform a test for impairment during the fourth quarter of our fiscal year. In accordance with SFAS No. 142, we have evaluated the fair value of our reporting units and compared those values to the carrying values of their related goodwill and indefinite-life intangible assets, and based on such evaluations, no impairment existed at July 1, 2001 or through June 2003. The $6.1 million pre-tax reduction of intangible amortization expense recognized during the year ended June 30, 2002 represents the amount of amortization of goodwill and indefinite-life intangible assets that arose from acquisitions prior to July 1, 2001 and are no longer amortized. Amounts assigned to indefinite-life intangible assets primarily represent the values of trademarks.

The following table reflects the components of trademarks and other intangible assets:

	2003		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Other intangibles	$ 3,041	$ 893	$ 1,790	$ 482
Non-amortized intangible assets:				
Trademarks	60,311	6,484	44,056	6,484

5. 2002 RESTRUCTURING AND OTHER NON-RECURRING CHARGES

During the fourth quarter of fiscal 2002, we recorded charges aggregating $21.3 million, before taxes, related to the expected sale of our Health Valley facility in Irwindale, California ($11.3 million) and the discontinuance of our supplements business ($7.9 million) and Weight Watchers license ($2.1 million). Approximately $17.9 million of these charges were noncash in nature.

Our Health Valley facility charge included $7.6 million of restructuring and non-recurring charges associated with reduced values of inventories of raw ingredients and packaging, certain lease obligations and other items. Of this $7.6 million of charges, our 2002 gross profit was reduced by $5.5 million charged to cost of sales as required by accounting rules. In addition, we recorded $3.7 million of impairment charges to reduce the Health Valley plant's manufacturing assets to their net realizable value. At June 30, 2002, we accrued $2.1 million of future costs associated with this charge primarily relating to lease exit costs relating to incremental costs and contractual obligations and other facility exit costs expected to be incurred as part of this sale. Additional restructuring charges of approximately $.4 million were incurred during the year ended June 30, 2003 for severance liabilities and related employee costs and trade items that could not be accrued at June 30, 2002. In addition, at the time of lease termination in fiscal 2003, we were able to reduce our potential lease exit costs by $.9 million, which was recorded as a credit to restructuring and other non-recurring charges. Through June 30, 2003, approximately $1.1 million was charged against the Health Valley facility charge accrual in the aggregate.

We also discontinued our supplements business at Celestial Seasonings, and did not renew our license to sell certain Weight Watchers products. In connection with these 2002 discontinuances, we recorded charges of $7.9 million related to supplements principally for inventories, packaging and trade items. Of this $7.9 million charge, $6.2 million had the effect of reducing our 2002 gross profit. The charge for the non-renewal of the Weight Watchers license amounted to $2.1 million, principally for inventories, packaging and trade items, of which $.7 million reduced our 2002 gross profit. At June 30, 2002, we accrued $3.1 and $1.2 million for future costs associated with the Celestial Seasonings supplements and Weight Watchers license discontinuances, respectively. These future costs primarily related to anticipated sales returns resulting from the discontinuance notification, other trade incentives, employee severance costs and other items. At June 30, 2003, it was determined that $2 million of the accruals for anticipated sales returns and other trade incentives would no longer be required and therefore, such amount was reversed. Through June 30, 2003, approximately $1.8 million has been charged against these accruals in the aggregate.

At June 30, 2003, our balance sheet includes the above-described aggregate of $.6 million of accrued restructuring and non-recurring charges, substantially all of which are expected to be paid during 2004.

6. ACQUISITIONS

Fiscal 2003

On June 17, 2003, we acquired 100% of the stock of privately-held Acirca, Inc., the owner of the Walnut Acres Certified Organic® brand of organic fruit juices, soups, pasta sauces and salsas. Since June 2000, the financial and investment group Acirca, Inc. has expanded Walnut Acres, its premier certified organic food and beverage brand, by integrating a series of organic brands including Mountain Sun®, ShariAnn's®, Millina's Finest®, and Frutti di Bosco® into its Walnut Acres flagship. The acquisition of these product lines allows us to add natural and organic juices and sauces to our product offerings, and enhance our offerings of soups and salsas. The purchase price consisted of approximately $9 million in cash, 134,797 shares of our common stock valued at $2.2 million, plus the assumption of certain liabilities. At June 30, 2003, goodwill (not deductible for tax purposes) from this transaction was estimated to be $14.2 million.

On December 2, 2002, we acquired substantially all of the assets and assumed certain liabilities of privately-held Imagine Foods, Inc. ("Imagine") in the United States and the United Kingdom. Imagine is a non-dairy beverage company specializing in aseptic and refrigerated rice and soy milks, organic aseptic soups and broths, and organic frozen desserts in the U.S., Canada, and Europe.

The acquisition of these product lines is expected to enhance our existing market positions in non-dairy beverages and soups while adding frozen dessert products to our offerings to customers. The purchase price consisted of approximately $44.2 million in cash, 532,765 shares of our common stock valued at $7 million, plus the assumption of certain liabilities. At June 30, 2003, goodwill (deductible for tax purposes) from this transaction was valued at $35.8 million, trademarks and other non-amortizable intangibles were $15.7 million, and patents and other amortizable intangibles were valued at $1.5 million.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed of Acirca and Imagine at the dates of the acquisitions:

Current assets	$ 17,714
Property and equipment	2,409
Total assets	20,123
Liabilities assumed	14,937
Net assets acquired	$ 5,186

The balance sheet at June 30, 2003, includes the assets acquired and liabilities assumed valued at fair market value at the date of purchase. We have completed substantially all of the procedures required to finalize the purchase price allocation for Imagine, while such procedures required for Acirca are in the early stages and are expected to be completed during 2004.

Our results of operations for the years ended June 30, 2003 and 2002 include the results of the above described acquisitions from their respective dates of acquisition. Unaudited pro forma results of operations reflecting the above acquisitions as if they occurred at the beginning of the periods presented would have been as follows:

	2003	2002
Net sales	$524,176	$473,169
Net income (loss)	20,142	(12,916)
Income (loss) per share:		
Basic	$ 0.59	$ (0.38)
Diluted	0.57	(0.38)
Weighted average shares:		
Basic	34,261	34,428
Diluted	35,073	34,428

In management's opinion, the unaudited pro forma results of operations are not indicative of the actual results that would have occurred had the Acirca and Imagine acquisitions been consummated at the beginning of the periods presented or of future operations of the combined companies under our management.

On May 14, 2003, our subsidiary in Belgium acquired Grains Noirs, N.V., a Belgian producer and marketer of fresh prepared organic appetizers, salads, sandwiches and other full-plated dishes. The purchase price paid was approximately $2.2 million in cash. The net assets acquired, as well as the sales and results of operations of Grains Noirs, are not material and, therefore, have not been included in the detailed information about our acquisitions.

Fiscal 2002

In December 2001, we acquired 100% of the stock of privately-held Lima, N.V. ("Lima"), a leading Belgian manufacturer and marketer of natural and organic foods. We consummated this strategic European acquisition to provide us with a diversified natural and organic food products manufacturer and distributor that is similar to our manufacturing and distribution (types of food products) here in the United States. The aggregate purchase price, including acquisition costs, amounted to approximately $20 million. The purchase price paid was based on a multiple of future operating income Lima will generate with the integration of certain business processes and introduction of existing Hain products into Europe, utilizing Lima's distribution network.

The purchase price was paid by $15.6 million in cash and the issuance of 205,128 shares of our common stock valued at $4.4 million.

The value assigned to the common stock was determined based on the average market price of our common stock over the period including three days before and after the terms of the acquisition were agreed to and announced. The aggregate purchase price paid over the net assets acquired amounted to approximately $15.6 million (included in goodwill, and currently not tax deductible). Based on an independent valuation analysis, the excess cost over net assets acquired was allocated between goodwill and trademarks, which will not amortize under SFAS No. 142.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of acquisition.

	Dec. 10, 2001
Current assets	$ 6,770
Property, plant and equipment and other long-term assets	3,990
Total assets	10,760
Liabilities and debt instruments assumed	6,360
Net assets acquired	$ 4,400

The above purchase price excludes the amount of contingency payments we are obligated to pay the former owner of Lima. The contingency payments are based on the achievement by Lima of certain financial targets over the 2.5 years following the date of acquisition. Such payments, which could total $2.5 million, will be charged to goodwill if and when paid. During fiscal 2003, $.5 million in contingency payments were made.

Fiscal 2001

On June 8, 2001, we acquired privately-held Yves Veggie Cuisine, Inc. ("Yves") a Vancouver, British Columbia based company. Yves is a leading North American manufacturer, distributor and marketer of soy protein meat alternative products. The aggregate purchase price, including acquisition costs, amounted to approximately $34 million excluding the assumption of debt and capital leases of approximately $3 million. The purchase price was paid by approximately $32.5 million in cash and $1.5 million worth of common stock (61,500 shares). The aggregate purchase price paid over the net assets acquired amounted to approximately $31.5 million.

On January 18, 2001, we acquired privately held Fruit Chips B.V., ("Fruit Chips") a Netherlands based company, which we subsequently renamed as Terra Chips B.V. Terra Chips B.V. is a manufacturer and distributor of low fat fruit, vegetable and potato chips selling to European markets. The aggregate purchase price paid, including transaction costs was approximately $9.8 million consisting of both cash and stock. The aggregate purchase price paid over the net assets acquired was approximately $6.2 million.

Unaudited pro forma results of operations for the years ended June 30, 2002 and 2001 reflecting the above fiscal year 2002 and 2001 acquisitions as if they occurred at the beginning of such years would not be materially different than the actual results for those years.

The above acquisitions have been accounted for as purchases and, therefore, operating results of the acquired businesses have been included in the accompanying financial statements from the dates of acquisition.

7. INVENTORIES

Inventories consist of the following at June 30:

	2003	2002
Finished goods	$43,022	$35,158
Raw materials, work-in-process and packaging	23,422	18,466
	$66,444	$53,624

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following at June 30:

	2003	2002
Land	$ 6,913	$ 6,852
Building and improvements	24,448	25,537
Machinery and equipment	61,949	46,036
Furniture and fixtures	2,383	2,336
Leasehold improvements	1,457	1,018
Construction in progress	3,070	5,993
Health Valley plant assets held for sale		4,769
	100,220	92,541
Less:		
Accumulated depreciation and amortization	31,555	22,767
	$68,665	$69,774

Included within machinery and equipment are assets held under capital leases with net book values at June 30, 2003 and 2002 of $3.9 million and $2.0 million, respectively.

9. LONG-TERM DEBT

Long-term debt at June 30 consists of the following:

	2003	2002
Senior Revolving Credit Facilities payable to banks	$53,850	$ 4,400
Capital leases on machinery and equipment	3,632	1,828
Other debt instruments	6,672	888
Economic Development Revenue Bonds due in monthly installments through November 1, 2009; interest payable monthly at variable rates	4,108	4,608
	68,262	11,724
Current portion	8,807	1,431
	$59,455	$10,293

We have a $240 million Credit Facility with a group of banks (the "Credit Facility"), which provides us with a $145 million revolving credit facility through March 29, 2005 and a $95 million 364-day facility through March 25, 2004. The Credit Facility is unsecured, but is guaranteed by all of our current and future direct and indirect domestic subsidiaries. We are required to comply with customary affirmative and negative covenants for facilities of this nature. Revolving credit loans under this facility bear interest at a base rate (greater of the applicable prime rate or Federal Funds Rate plus applicable margin) or, at our option, the reserve adjusted LIBOR rate plus an applicable margin. During Fiscal 2003, our average interest rate was 2.9%. As of June 30, 2003, $53.9 million was borrowed under the Credit Facility at an average interest rate of 2.7%.

Capital Leases

Capital leases on machinery and equipment of $3.6 million bear interest at rates ranging from 4.0% to 12.25% and are due in monthly installments through May 2007.

The aggregate minimum future lease payments for all capital leases at June 30, 2003 are as follows:

2004	$ 2,056
2005	1,232
2006	278
2007	66
	$ 3,632

Other Debt Instruments

Other debt instruments consist of borrowings by our European business under several arrangements with a member of the group of banks that provide our Credit Facility. These borrowings include $3.1 million under revolving credit facilities with interest at rates ranging from 3.8% to 4.2%, and notes payable of $3.6 million, of which approximately $2.3 million is payable in quarterly installments plus interest at 4.85% over a five year period through May 2008, and approximately $1.3 million, which is due in September 2003 with interest at 3.7%.

Economic Development Bonds

Borrowings related to Economic Development Revenue Bonds (the "Bonds") bear interest at a variable rate (1.4% at June 30, 2003) and are secured by a letter of credit. The Bonds mature November 1, 2009. The Bonds can be tendered monthly to the Bond trustee at face value plus accrued interest, with payment for tendered Bonds made from drawdowns under a letter of credit facility which expires November 2004.

Maturities of all debt instruments at June 30, 2003, are as follows:

2004	$ 8,807
2005	54,705
2006	1,460
2007	1,237
2008	1,215
Thereafter	838
	$ 68,262

Interest paid (which approximates the related expense) during the years ended June 30, 2003, 2002 and 2001 amounted to $1,566, $893 and $412 respectively.

10. INCOME TAXES

The provision for income taxes for the years ended June 30, 2003, 2002 and 2001 is presented below.

	2003	2002	2001
Current:			
Federal	$ 4,906	$ (130)	$ 8,145
State	1,530	(15)	1,480
Foreign	2,372	2,214	156
	8,808	2,069	9,781
Deferred Federal and State	7,864	(237)	7,301
Total	$16,672	$ 1,832	$17,082

Reconciliations of expected income taxes at the U.S. federal statutory rate to the Company's provision for income taxes for the years ended June 30 are as follows:

	2003	%	2002	%	2001	%
Expected U.S. federal income tax at statutory rate	$15,457	35.0%	$ 1,681	35.0%	$14,235	35.0%
State income taxes, net of federal benefit	1,653	3.7	(46)	(.9)	1,949	4.8
Goodwill amortization					1,535	3.8
Foreign income at different rates	297	0.7	277	5.7		
Other	(735)	(1.7)	(80)	(1.7)	(637)	(1.6)
Provision for income taxes	$16,672	37.7%	$ 1,832	38.1%	$17,082	42.0%

Income taxes paid (refunded) during the years ended June 30, 2003, 2002 and 2001 amounted to $5.2 million, $(5.1) million and $6.1 million, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of our deferred tax asset/(liability) as of June 30 are as follows:

	2003	2002
Current deferred tax assets:		
Basis difference on inventory	$ 1,726	$ 1,663
Allowance for doubtful accounts	800	284
Net operating loss carryforwards		1,331
Reserves not currently deductible	645	3,945
Current deferred tax assets	3,171	7,223
Noncurrent deferred tax liabilities:		
Difference in amortization	(10,120)	(7,596)
Basis difference on property and equipment	(4,792)	(3,504)
Noncurrent deferred tax liabilities	(14,912)	(11,100)
	$(11,741)	$ (3,877)

11. STOCKHOLDERS' EQUITY

Common Stock

As part of the Yves and Fruit Chips acquisitions consummated during fiscal 2001, 185,330 common shares were issued to the sellers, valued at approximately $5.6 million in the aggregate.

As part of the Lima acquisition consummated during fiscal 2002, 205,128 common shares were issued to the sellers, valued at approximately $4.4 million.

As part of the Imagine and Acirca acquisitions consummated during fiscal 2003, 667,562 common shares were issued to the sellers, valued at approximately $9.2 million in the aggregate.

Preferred Stock

We are authorized to issue "blank check" preferred stock (up to 5 million shares) with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered to issue, without stockholder approval, preferred stock with dividends, liquidation, conversion, voting, or other rights which could decrease the amount of earnings and assets available for distribution to holders of our Common Stock. At June 30, 2003 and 2002, no preferred stock was issued or outstanding.

Warrants

Since fiscal 1997, we issued a total of 300,000 warrants in connection with services rendered by third party consultants at prices ranging from $4.13 to $10.00 per share. 250,000 of these warrants were exercised during fiscal 2000, resulting in proceeds of $1.6 million. In accordance with the then existing term loan facility, 50% of the proceeds were used to pay down the term loan with the remainder used for working capital purposes.

In fiscal 2001, the remaining 50,000 warrants were exercised via a cashless exercise resulting in the issuance of 35,653 shares.

In connection with an acquisition in 1997, we issued warrants to Argosy Investment Corp. ("Argosy") to acquire 100,000 shares of our common stock at an exercise price of $12.688. In fiscal 2003 and 2002, Argosy exercised no warrants. In fiscal 2001, Argosy exercised 26,666 of these warrants, resulting in proceeds of $.3 million.

In fiscal 2001, Argosy exercised warrants previously granted in 1994 to acquire 104,100 of our common stock at an exercise price of $3.25. At June 30, 2003, 322,764 warrants remain available for exercise.

12. STOCK OPTION PLANS

Hain

In December 1994, we adopted the 1994 Long-Term Incentive and Stock Award Plan, which amended and restated our 1993 stock option plan. On December 9, 1997, the stockholders of Hain approved an amendment to increase the number of shares issuable under the 1994 Long Term Incentive and Stock Award Plan by 345,000 to 1,200,000 shares. In December 1998, the plan was further amended to increase the number of shares issuable by 1,200,000 bringing the total shares issuable under this plan to 2,400,000. In December 1999, the plan was further amended to increase the number of shares issuable by 1,000,000 bringing the total shares issuable under this plan to 3,400,000. In May 2000, the plan was further amended to increase the number of shares issuable by 3,000,000 bringing the total shares issuable under this plan to 6,400,000. The plan provides for the granting of incentive stock options to employees, directors and consultants to purchase shares of our common stock. All of the options granted to date under the plan have been incentive and non-qualified stock options providing for exercise prices equivalent to the fair market price at date of grant, and expire ten years after date of grant. Vesting terms are determined at the discretion of the Company. During 2001, options to purchase 1,352,850 shares were granted at prices ranging from $27.125 to $36.6875 per share. During 2002, options to purchase 1,688,900 shares were granted at prices ranging from $15.42 to $22.72 per share. During 2003, options to purchase 565,000 shares were granted at prices ranging from $12.13 to $16.30. At June 30, 2003, 167,032 options were available for grant under this plan.

In October 2002, we adopted a new Long-Term Incentive and Stock Award Plan. The plan provides for the granting of stock options and other equity awards to employees, directors and consultants to purchase shares of our common stock. An aggregate of 1,600,000 shares of common stock have been reserved for issuance under this plan. All of the options granted to date under the plan have been incentive and non-qualified stock options providing for exercise price equivalent to the fair market price at the date of grant and expire ten years after the date of grant. Vesting terms are determined at the discretion of the company. During 2003, options to purchase 1,471,200 were granted at prices ranging from $11.84 to $16.24 per share. At June 30, 2003, 129,400 options were available for grant under this plan.

Our Chief Executive Officer ("CEO") was granted options to purchase 125,000 shares of common stock at $4.8125 per share on the date of grant (June 30, 1997) pending approval of an increase in the number of shares available for grant (approved by shareholders on December 9, 1997). We incur a straight line non-cash compensation charge ($46 annually) over the ten-year vesting period based on the excess ($.5 million) of the market value of the stock options ($8.50 per share) on December 9, 1997 over the $4.8125 per share market value on the date of grant.

In December 1995, we adopted a Directors Stock Option Plan. The plan provides for the granting of stock options to non-employee directors to purchase up to an aggregate of 300,000 shares of our common stock. In December 1998, the plan was amended to increase the number of shares issuable from 300,000 to 500,000. In December 1999, the plan was amended to increase the number of shares issuable by 250,000, bringing the total shares issuable under this plan to 750,000. The remaining available shares in this plan have been canceled and no future grants are available on this plan effective January 2001.

In May 2000, we adopted a new Directors Stock Option Plan. The plan provides for the granting of stock options to non-employee directors to purchase up to an aggregate of 750,000 shares of our common stock. At June 30, 2001, no options were granted under this plan. During 2002, options for an aggregate of 255,000 shares were granted at prices ranging from $20.01 to $26.44 per share. During 2003, options for an aggregate of 300,000 shares were granted at prices ranging from $12.13 to $17.88. At June 30, 2003 195,000 options were available for grant under this plan.

We also have a 1993 Executive Stock Option Plan pursuant to which we granted our CEO options to acquire 600,000 shares of our common stock. These options are fully vested and exercisable. The exercise price of options designed to qualify as incentive options is $3.58 per share and the exercise price of non-qualified options is $3.25 per share. During fiscal 2001, options to purchase 65,000 shares were exercised. No exercises were made during fiscal 2002 or 2003. These options expire during the 2003 calendar year.

Celestial Seasonings

In 1991, Celestial Seasonings granted options to an executive officer of Celestial Seasonings to purchase 241,944 shares of common stock in connection with capital contributions made by the officer and certain other agreements. Such options were immediately vested at the grant date, are exercisable at a weighted average price per share of $3.90 and expire in 2031.

During 1993, Celestial Seasonings adopted an incentive and non-qualified stock option plan that provided for the granting of awards for up to 331,430 shares of Celestial Seasonings common stock. Options granted at the time of Celestial Seasonings initial public offering in 1993 vested over one-year and five-year periods. Options granted subsequent to Celestial Seasonings initial public offering generally vested over a five-year period. Options expire ten years from the grant date.

In 1993, Celestial Seasonings granted options to purchase 25,300 shares of Celestial Seasonings common stock to a director of Celestial Seasonings. The options vested over a three-year period and expire ten years from the grant date. During fiscal 2001, all of these options were exercised.

In 1995, Celestial Seasonings adopted a non-qualified stock option plan for non-employee directors. The plan provides for up to 189,750 shares of Celestial Seasonings common stock for issuance upon exercise of options granted to non-employee directors and in lieu of meeting fees paid to non-employee directors. The options vest over a one-year period and expire ten years from the grant date.

During 1998, Celestial Seasonings amended this plan to provide each non-employee director an initial grant of an option to purchase 12,650 shares and an annual grant, commencing in 1999, of an option to purchase 5,060 shares. Effective May 30, 2000, no further grants are available under this plan.

In 1997, Celestial Seasonings granted options to an executive officer of Celestial Seasonings to purchase 417,450 shares of Celestial Seasonings common stock. The options were granted in connection with the officer's employment agreement, initially vested over a five-year period, are exercisable at $8.70 per share and expire ten years from the grant date. During 2001, all of these options were exercised.

Employee Stock Purchase Plan

Under the Celestial Seasonings Employee Stock Purchase Plan, Celestial Seasonings was authorized to issue up to 66,286 shares of common stock to its full-time employees, nearly all of whom were eligible to participate. Under the terms of the plan, employees could choose each year to have up to 10% of their annual base earnings withheld to purchase Celestial Seasonings common stock. The purchase price of the stock was equal to 85 percent of the lower of the market price at the beginning or end of each six month participation period. Approximately 30 percent of eligible Celestial Seasonings employees participated in the plan. Under the plan, Celestial Seasonings sold approximately 5,000 shares for the year ended June 30, 2002 and 5,300 shares for the year ended June 30, 2001. As of December 31, 2001, this plan was terminated.

A summary our stock option plans' activity for the three years ended June 30, 2003 follows:

	2003		2002		2001	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	6,023,383	$18.72	4,240,741	$18,01	3,997,106	$12.91
Granted	2,347,700	12.92	1,943,900	19.70	1,537,850	27.55
Exercised	(67,821)	9.24	(94,341)	9.12	(1,265,465)	10.16
Terminated	(36,541)	23.17	(66,917)	23.27	(28,750)	20.12
Outstanding at end of year	8,266,721	$17.75	6,023,383	$18.72	4,240,741	$18.01
Exercisable at end of year	6,675,738	$18.18	4,482,182	$18.14	3,444,219	$16.17
Weighted average fair value of options granted during year	$12.95		$14.23		$20.24	

The following table summarizes information for stock options outstanding at June 30, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding as of 06/30/2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable as of 06/30/2003	Weighted Average Exercise Price
		(In years)			
$2.94 - $6.75	1,003,981	8.1	$ 3.86	1,003,981	$ 3.86
6.76 - 12.50	1,434,641	9.3	11.79	511,541	11.69
12.51 - 17.65	1,754,146	7.6	15.57	1,682,846	15.57
17.66 - 19.19	1,063,400	8.2	18.06	643,700	18.06
19.20 - 22.73	1,234,430	7.1	20.96	1,112,580	20.86
22.74 - 25.68	172,580	4.4	23.52	172,580	23.52
25.69 - 29.35	1,341,493	7.1	26.80	1,286,460	26.77
29.36 - 33.01	221,550	7.3	31.50	221,550	31.50
33.02 - 38.38	40,500	7.0	35.53	40,500	35.53
	8,266,721	7.1	$17.13	6,675,738	$17.65

Shares of Common Stock reserved for future issuance as of June 30, 2003 are as follows:

Stock options	8,758,153
Warrants	396,098
	9,154,251

13. LEASES

Our corporate headquarters are located in approximately 35,000 square feet of leased office space in Melville, New York, under a lease which expires in December 2012. In addition, the Company leases manufacturing and warehouse space under leases which expire through 2007. These leases provide for additional payments of real estate taxes and other operating expenses over a base period amount.

The aggregate minimum future lease payments for these operating leases at June 30, 2003, are as follows:

2004	$ 3,332
2005	2,749
2006	2,841
2007	2,809
2008	1,509
Thereafter	6,797
	$ 20,037

Rent expense charged to operations for the years ended June 30, 2003, 2002 and 2001 was approximately $4,200, $3,804 and $3,442, respectively.

14. SEGMENT INFORMATION

Our company is engaged in one business segment: the manufacturing, distribution and marketing of natural and organic food and beverage products. We define business segments as components of an enterprise about which separate financial information is available that is evaluated on a regular basis by a chief operating decision maker or group.

Outside the United States, we primarily conduct business in Canada and Europe. We have grouped Canada and Europe together as "other" because they are individually not significant enough to warrant separate geographic disclosure. During fiscal year 2001, sales to unaffiliated customers outside the United States were less than 5% of total net sales.

Selected information related to our operations by geographic area are as follows:

	2003		2002	
	United States	Other	United States	Other
Net sales	$385,569	$80,890	$339,343	$56,611
Earnings (loss) before income taxes	37,287	6,877	(734)	5,537
Net assets	398,014	42,783	362,482	41,366

15. DEFINED CONTRIBUTION PLANS

We have a 401(k) Employee Retirement Plan ("Plan") to provide retirement benefits for eligible employees. All full-time employees of Hain and our domestic subsidiaries who have attained the age of 21 are eligible to participate upon completion of 30 days of service. The subsidiary Yves Veggie Cuisine has its own separate Registered Retirement Employee Savings Plan for those employees residing in Canada. Employees of Yves who meet eligibility requirements may participate in that plan. On an annual basis, we may, in our sole discretion, make certain matching contributions. For the years ended June 30, 2003, 2002 and 2001, we made contributions to the Plan of $228, $372 and $614, respectively.

16. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Accounting for Costs Associated with Exit or Disposal Activity

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The principal difference between SFAS No. 146 and Issue 94-3 relates to SFAS No. 146's requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as generally defined in Issue 94-3 was recognized at the date of an entity's commitment to an exit plan. Therefore, SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in Issue 94-3. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS No. 146 are effective for exit or disposal activities that we may initiate after December 31, 2002. There have been no disposal or exit activities since adoption of the statement.

17. LITIGATION

From time to time, the Company is involved in litigation, incidental to the conduct of its business. In the opinion of management, disposition of pending litigation will not have a material adverse effect on the Company's business, results of operations or financial condition.

Directors, Officers and Corporate Data

Board of Directors

IRWIN D. SIMON
Chairman of the Board, President
& Chief Executive Officer

BETH L. BRONNER[1]
Senior Vice President
& Chief Marketing Officer –
Jim Beam Brands

JACK FUTTERMAN[*]▪
Retired Chairman & Chief Executive
Officer – Pathmark Stores Inc.

DANIEL R. GLICKMAN▪
Director, Institute of Politics
John F. Kennedy School of Government –
Harvard University

JAMES S. GOLD
Managing Director –
Lazard Freres & Co. LLC

MARINA HAHN[1*]
Marketing Consultant

NEIL HARRISON
President & Chief Executive Officer –
Heinz North America

ANDREW R. HEYER[1]
Managing Director –
CIBC World Markets Corp.

JOSEPH JIMENEZ▪
President & Chief Executive Officer –
Heinz Europe

ROGER MELTZER[*]▪
Partner – Cahill Gordon & Reindel

LARRY S. ZILAVY[*]
Executive Vice President
Corporate Finance & Strategic Planning –
Barnes & Noble

[1]Member of the Compensation Committee
[*]Member of the Audit Committee
▪Member of the Corporate Governance and Nominating Committee

Senior Management

IRWIN D. SIMON
Chairman of the Board, President
& Chief Executive Officer

BENJAMIN BRECHER
Senior Vice President –
Special Projects

DAVID COWPERTHWAIT
Vice President –
Operations

FRANCIS W. DAILY
Executive Vice President – Strategic
Planning and Development

ELLEN B. DEUTSCH
Senior Vice President –
Chief Growth Officer

ANDREW H. JACOBSON
General Manager – Non-Dairy

IRA J. LAMEL
Executive Vice President
& Chief Financial Officer

DAVID LATELLA
Managing Director – Hain Celestial
Canada, ULC

ADAM LEVIT
Vice President – Sales & Marketing,
Snacks

STEVEN LIST
General Manager –
Celestial Seasonings

KEVIN MOSLEY
Vice President – Sales

MAUREEN PARADINE
Vice President – Human Resources

MAUREEN PUTMAN
General Manager – Dry Grocery

PHILIPPE WOITRIN
Chief Executive Officer – Europe

Corporate Data

CORPORATE HEADQUARTERS
58 South Service Road
Melville, NY 11747
631 / 730-2200
631 / 730-2550 (Fax)

CELESTIAL SEASONINGS
4600 Sleepytime Drive
Boulder, CO 80301
303 / 530-5300
303 / 581-1332 (Fax)

HAIN CELESTIAL CANADA, ULC
Yves Veggie Cuisine
1638 Derwent Way
Delta, BC V3M6R9
604 / 525-1345
604 / 525-2555 (Fax)

HAIN CELESTIAL EUROPE BVBA
LIMA, N.V.
Industrielaan 9
9990 Maldagem
Belgium
32 / 250-710564
32 / 250-710567 (Fax)

COMMON STOCK
Our company's common stock is traded on the NASDAQ National Market. Its ticker symbol is HAIN.

TRANSFER AGENT & REGISTRAR
Continental Stock Transfer
& Trust Co.
17 Battery Place
New York, NY 10004
212 / 509-4000

AUDITORS
Ernst & Young LLP
395 North Service Road
Melville, NY 11747

COUNSEL
Cahill Gordon & Reindel
80 Pine Street
New York, NY 10005

FORM 10-K
Shareholders may obtain without charge a copy of the annual report filed with the Securities and Exchange Commission by writing to the investor relations department.

ANNUAL MEETING OF SHAREHOLDERS
The 2003 Annual Meeting of Shareholders is scheduled for Thursday, December 4, 2003, at 11 a.m.

WEBSITE
www.hain-celestial.com

Common Stock

The outstanding shares of our common stock, par value $.01 per share, are traded on NASDAQ's National Market System under the ticker symbol HAIN. The following table sets forth the reported high and low closing prices for the common stock for each fiscal quarter from July 1, 2001, through September 23, 2003.

	Common Stock			
	Fiscal 2003		Fiscal 2002	
	High	Low	High	Low
First Quarter	$ 17.88	$ 12.13	$ 26.00	$ 18.22
Second Quarter	16.42	12.65	28.06	18.06
Third Quarter	15.82	11.84	26.90	20.01
Fourth Quarter	17.61	15.14	22.37	15.42
July 1–September 23, 2003	20.29	15.85		

THE HAIN CELESTIAL GROUP

 • 58 South Service Road • Melville, NY 11747

phone (631) 730-2200 • fax (631) 730-2550 • www.hain-celestial.com